Filed pursuant to Rule 424(b)(3)
Registration No. 333-190827

Prospectus

TransUnion Holding Company, Inc.

9.625%/10.375% Senior PIK Toggle Notes due 2018

8.125%/8.875% Senior PIK Toggle Notes due 2018

The 9.625%/10.375% Senior PIK Toggle Notes due 2018 were issued in exchange for the 9.625%/10.375% Senior PIK Toggle Notes due 2018 originally issued on March 21, 2012. The 9.625%/10.375% Senior PIK Toggle Notes due 2018 are referred to herein as the “9.625% notes,” unless the context otherwise requires.

TransUnion Holding Company, Inc., or the “Issuer,” will pay interest on the 9.625% notes on March 15 and September 15 of each year. The initial interest payment and all interest payments to date were paid in cash. With respect to each interest payment thereafter (other than the final interest payment made at stated maturity, which will be paid in cash), the Issuer will be required to pay interest on the 9.625% notes entirely in cash unless the conditions described in this prospectus are satisfied, in which case the Issuer will be entitled to pay, to the extent described herein, interest for such interest period by increasing the principal amount of the 9.625% notes or issuing new 9.625% notes (such increase or issuance being referred to herein as “PIK Interest”). Cash interest will accrue on the 9.625% notes at the rate of 9.625% per annum, and PIK Interest will accrue on the 9.625% notes at the rate of 10.375% per annum.

The 8.125%/8.875% Senior PIK Toggle Notes due 2018 were issued in exchange for the 8.125%/8.875% Senior PIK Toggle Notes due 2018 originally issued on November 1, 2012. The 8.125/8.875% Senior PIK Toggle Notes due 2018 are referred to herein as the “8.125% notes” and, together with the 9.625% notes, as the “notes” unless the context otherwise requires.

The Issuer will pay interest on the 8.125% notes on June 15 and December 15 of each year. The initial interest payment and all interest payments to date were paid in cash. With respect to each interest payment thereafter (other than the final interest payment made at stated maturity, which will be paid in cash), the Issuer will be required to pay interest on the 8.125% notes entirely in cash unless the conditions described in this prospectus are satisfied, in which case the Issuer will be entitled to pay, to the extent described herein, interest for such interest period by increasing the principal amount of the 8.125% notes or issuing new 8.125% notes (such increase or issuance being referred to herein as “PIK Interest”). Cash interest will accrue on the 8.125% notes at the rate of 8.125% per annum, and PIK Interest will accrue on the 8.125% notes at the rate of 8.875% per annum.

We are registering the notes (and any PIK Interest) under the Securities Act of 1933 for market-making transactions, as described below.

The notes will mature on June 15, 2018. The Issuer has the option to redeem all or a portion of the notes at any time on or after June 15, 2014 at the redemption prices set forth in this prospectus plus accrued and unpaid interest. The Issuer also has an option to redeem all of a portion of the notes at any time before June 15, 2014, at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed plus a “make-whole” premium and accrued and unpaid interest. In addition, before June 15, 2014, the Issuer may redeem up to 35% of the aggregate principal amount of the 9.625% notes and up to 35% of the aggregate principal amount of the 8.125% notes with the net cash proceeds of an initial public offering at a redemption price equal to 109.625% of the aggregate principal amount of the 9.625% notes to be redeemed and a redemption price equal to 108.125% of the aggregate principal amount of the 8.125% notes to be redeemed, in each case plus accrued and unpaid interest.

The notes are the Issuer’s senior unsecured obligations and rank equal in right of payment with all of the Issuer’s existing and future senior debt, senior in right of payment to all of the Issuer’s future subordinated debt and effectively subordinated to all of the Issuer’s future secured indebtedness to the extent of the value of the collateral securing such obligations. The notes are not guaranteed by any of the Issuer’s subsidiaries and, therefore, will be structurally subordinated to all existing and future indebtedness (including Trans Union LLC’s senior secured credit facility and Trans Union LLC’s senior notes) of, and other obligations and preferred stock of, the Issuer’s subsidiaries (other than indebtedness and other obligations owed to the Issuer).

This prospectus includes additional information on the terms of the notes, including redemption and repurchase prices, covenants and transfer restrictions.

There is no established trading market for the notes offered hereby. We do not intend to list the notes on any securities exchange or seek approval for quotation through any automated trading system.

See “Risk Factors” beginning on page 14 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. and other affiliates of The Goldman Sachs Group, Inc. in connection with offers and sales of the notes (and any PIK Interest) related to market-making transactions in the notes effected from time to time. Such affiliates of The Goldman Sachs Group, Inc. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

GOLDMAN, SACHS & CO.

The date of this prospectus is September 4, 2013

You should rely only on the information contained in this prospectus. The prospectus may be used only for the purposes for which it has been published. We have not authorized any other person to provide any information not contained herein. If you receive any other information, you should not rely on it. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us or the notes, we refer you to the registration statement. We also file annual, quarterly, and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our Internet address is www.transunion.com. There we make available free of charge, on or through the “Investors” section of our Web site, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our Web site, other than as specifically incorporated by reference into this prospectus, does not form a part of this prospectus.

Under the terms of the indentures relating to the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and holders of the notes the information specified in the indentures. See “Description of the Notes.”

i

Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plans and strategies. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “continue,” “intend,” “estimate,” “target,” “project,” “forecast,” “should,” “could,” “would,” “may,” “will” and other similar expressions. We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at the time such statements were made. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include:

•	macroeconomic and industry trends and adverse developments in the debt, consumer credit and financial services markets;

•	our ability to maintain the security and integrity of our data;

•	our ability to deliver services timely without interruption;

•	our ability to maintain our access to data sources;

•	government regulation and changes in the regulatory environment;

•	litigation or regulatory proceedings;

•	our ability to effectively develop and maintain strategic alliances and joint ventures;

•	our ability to make acquisitions and integrate the operations of other businesses;

•	our ability to timely develop new services;

•	our ability to manage and expand our operations and keep up with rapidly changing technologies;

•	our ability to manage expansion of our business into international markets;

•	economic and political stability in international markets where we operate;

•	our ability to effectively manage our costs;

•	our ability to provide competitive services and prices;

•	our ability to make timely payments of principal and interest on our indebtedness;

•	our ability to satisfy covenants in the agreements governing our indebtedness;

•	our ability to maintain our liquidity;

•	fluctuations in exchange rates;

•	changes in federal, state, local and foreign tax laws;

•	our ability to protect our intellectual property;

•	our ability to retain or renew existing agreements with long-term customers;

•	our ability to access the capital markets;

•	further consolidation in our end customer markets;

•	reliance on key management personnel; and

•	other factors described under “Risk Factors.”

ii

Many of these factors are beyond our control. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. For further information or other factors which could affect our financial results and such forward-looking statements, see “Risk Factors.” This prospectus contains forward-looking statements based on our current expectations, estimates and assumptions about future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding future financial results, our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources.

iii

Summary

This summary contains selected information about us and the notes. This summary does not contain all the information you should consider before deciding whether to purchase notes. You should carefully read this entire prospectus, including the information set forth under the headings “Risk Factors” and our consolidated financial statements and the related notes incorporated by reference into this prospectus before deciding whether to purchase notes. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from any results discussed in the forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and “Forward-Looking Statements.”

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “TransUnion,” “we,” “our,” “us” and “the Company” refer to TransUnion Holding Company, Inc. (“TransUnion Holding”) and its consolidated subsidiaries, including TransUnion Corp. (“TransUnion Corp”) or to TransUnion Corp and its subsidiaries for periods prior to the formation of TransUnion Holding. References to the “Issuer” or “TransUnion Holding” refer solely to TransUnion Holding Company, Inc., the issuer of the notes. References in this prospectus to years are to our fiscal years, which end on December 31.

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, integrated with analytics and decisioning capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. Over a million unique consumers visit our website each month. We have operations in the United States, Africa, Canada, Latin America, Asia Pacific and India and provide services in 33 countries. Since our founding in 1968, we have built a diversified and stable customer base in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

Businesses use our data for their daily risk-management processes. Consumers use our data to help them understand their credit profile and protect themselves against identity theft. We obtain financial, credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from thousands of sources, including credit-granting institutions, private databases and public records depositories, much of which is provided to us at little or no cost. We refine and enhance this data to create proprietary databases, processing approximately two billion updates monthly in the United States. We combine our data with our analytics and decisioning technology to deliver additional value to our customers. Our analytics, such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enable businesses and consumers to efficiently monitor and manage risk. Our decisioning technology, which is delivered on a software-as-a-service platform, enables businesses to interpret data and scores and apply their specific qualifying criteria to make real-time decisions at the point of interaction with their customers. Collectively, our data, analytics and decisioning technology allow businesses to more effectively identify and acquire new customers, manage risk associated with existing customers, generate cross-selling opportunities and reduce loss from fraud and identity theft.

We have a global customer base that includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with eight of the ten largest banks, all of the major credit card issuers, nine of the ten largest property and casualty insurance carriers and we provide services to thousands of healthcare providers. In addition, we provide subscription-based interactive services to a growing base of over one million consumers.

We manage our business through three operating segments: U.S. Information Services (“USIS”), International and Interactive.

•

USIS, which represented approximately 64% of our revenue in 2012, and 63% of our revenue in the six months ended June 30, 2013, provides consumer reports, credit scores, verification services, analytical services, revenue management and decisioning technology to businesses in the United States. USIS offers these services to customers in the financial services, insurance, healthcare and other industries, and delivers them through both direct and indirect channels.

•

International, which represented approximately 20% of our revenue in 2012, and 20% of our revenue in the six months ended June 30, 2013, provides services similar to our USIS and Interactive segments, and provides services in 32 countries outside the United States. Our International segment also provides automotive information and commercial data to our customers in select geographies.

•

Interactive, which represented approximately 16% of our revenue in 2012, and 17% of our revenue in the six months ended June 30, 2013, provides services to consumers that help them understand and proactively manage their personal finances and protect them from identity theft. We sell our subscription-based interactive services primarily through our website, www.transunion.com.

Our Industry

•

Evolution to mission critical role. Credit bureaus were formed in the nineteenth century to help provide better credit information to local and regional lenders so they could make more informed credit decisions. As consumer lending expanded, credit bureaus became an integral part of the lending process and now play a critical role in the intermediation between lenders and borrowers. Credit bureaus developed a variety of methods to collect, maintain and analyze information concerning the ability of consumers and businesses to meet their obligations. Consumers and commercial lenders have increasingly used these services to make more informed credit decisions. As a result, credit bureaus have positioned themselves as mission critical partners to financial services institutions around the world.

•

Three major providers with sustainable competitive advantage. As financial services institutions grew in scale and geographic scope, credit bureaus extended their reach by coordinating and forming strategic alliances with other credit reporting providers to share data across large territories through a “hub and spoke” system. Three credit bureaus have since consolidated into large, international organizations that can provide a wide range of data services and analytical applications to their larger and increasingly demanding financial services customers. As a result of this consolidation, TransUnion, Equifax and Experian have emerged as the global leaders in the industry. The largest U.S. customers of these global credit bureaus typically use the services of all three providers to validate consistency and ensure reliability.

•

Development of the business information service providers. Over the past decade, credit bureaus have devoted significant resources to enhance the quality of their data sets by developing a variety of proprietary information databases. Credit bureaus have evolved from being collectors and sellers of credit information to providers of more advanced information services. Given the increased consumer demand for monitoring their own credit, the credit bureaus have also begun to market and sell these services directly to consumers. The development of these more advanced services has enabled credit bureaus to diversify their revenue base, accelerate growth and evolve into business information service providers.

Market Opportunity

We believe several important trends in the global macroeconomic environment, as well as within the key industries we serve, are driving development of the market for information and risk management solutions.

•

Large and Growing Market for Data and Analytics. We believe that the business information services market is large and growing. We believe that the demand for targeted data and sophisticated analytical tools will continue to grow meaningfully as businesses seek real-time access to more granular data in order to better understand their customers.

•

Focus on Risk Management. As a result of the recent economic downturn, new regulatory requirements and a heightened focus on reducing fraud and losses, we believe there is a growing demand for risk-based pricing and underwriting strategies, as well as ongoing reviews of existing customers’ risk profiles. In addition, financial institutions continually seek to improve account and portfolio management strategies in order to better manage losses within their existing customer base and credit card issuers seek more advanced customer segmentation and scoring tools to provide their customers with more appropriate and timely products.

•

Growth Driven by Non-traditional Users of Consumer Data. Non-traditional users of consumer data are recognizing the value of credit information and analytical tools. Healthcare companies use these tools to manage their revenue cycle, capital markets participants use them to develop better valuations of securitized loan portfolios, and residential property managers use them to assess tenant qualifications and assist in leasing decisions. In the healthcare industry, for example, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers. To manage costs associated with increasing numbers of patient visits, healthcare providers are seeking information about their patients at the time of registration through modernized healthcare technology and electronic records. We believe companies that can offer real-time, reliable data and technology will be best positioned to benefit from the increasing demand for, and use of, consumer data by non-traditional users.

•

Growth in Emerging International Markets. Economic growth in emerging markets continues to outpace the global average. As economies in emerging markets continue to develop and mature, we believe there will continue to be a rise in favorable socio-economic trends, such as an increase in the size of middle and affluent classes, and a significant increase in the use of financial services. In addition, credit penetration is relatively low in emerging markets when compared to developed markets. For example, using our database of information compiled from financial institutions as a benchmark of credit activity, we estimate that less than 20% of the adult population in India is currently credit active. We expect the populations in emerging markets to become more credit active, resulting in increased demand for our services.

•

Increased Consumer Focus on Managing Personal Finances and Protecting Against Identity Theft. Consumers are increasingly focused on proactively managing their finances and protecting their identities. According to a press release by the Federal Trade Commission in February 2013, identity theft was the top consumer complaint received by the agency in 2012. Tighter availability of credit and stricter lending practices are prompting individual consumers to seek a better understanding of their credit profile. As a result of these factors, an increasing number of consumers are accessing their credit reports and purchasing credit monitoring services.

Our Competitive Strengths

•

Global Leader in Information Management Solutions. We are one of only three leading global participants in the consumer credit and information management industry. Over the past 40 years, we have established comprehensive proprietary databases and information management solutions and developed the ability to reliably deliver high-quality consumer information, creating what we believe is a sustainable competitive advantage. We have a diverse and stable global customer base, which includes many of the largest companies in each of our primary industries. We believe that our scale, global footprint, reputation and strong market positions will allow us to capitalize on business opportunities in countries and regions around the world and contribute to our long-term growth.

•

Innovative and Differentiated Information Solutions. We have consistently focused on innovation to develop new and enhanced service offerings that meet the evolving needs of our customers. We believe our specialized data, analytics and decisioning services and collaborative approach with our customers differentiate us from our competitors.

•

Deep and Specialized Industry Expertise. We have developed an expertise in a number of industries, including financial services, insurance and healthcare, and have placed industry experts in key leadership positions throughout our organization. We believe that our published studies, which we base on behavioral research supported by predictive data sets, have enhanced our reputation within these industries. In addition, we have been able to apply our industry knowledge and high-quality data assets to form strategic partnerships with other leading companies in key industries to develop new solutions and revenue opportunities. We believe that our industry knowledge base, coupled with our collaborative customer approach, has made it possible for us to anticipate and address our customers’ needs and enables us to offer additional proprietary value-added services.

•

Strong Presence in Attractive International Markets. We currently provide services in 32 countries outside the United States in both developed and emerging markets with significant growth potential. In our developed markets, we have a strong presence in Canada, where were are one of only two significant consumer reporting agencies in the market, and Hong Kong, where we are the only global consumer credit reporting company. We are also well-positioned as a first mover in several fast-growing emerging markets, such as India, where we partnered with Indian financial institutions to create the first credit bureau in 2003, and the Philippines, where we partnered with the top-five credit card issuers to form in 2011 the first consumer credit bureau with both positive and negative credit data in that country. Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for further expansion in Africa. In 2012, we completed an acquisition that expands our presence into seven new African markets. In addition, we are a significant credit information and analytics provider in Latin America, where we own 25.69% of the largest credit bureau in Mexico and 51% of a credit bureau in Chile, and where we have a majority interest in a credit decisioning services provider and a registry information provider in Brazil. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain markets ahead of our major competitors.

•

Attractive Business Model. We believe we have an attractive business model that has strong and stable cash flows from operations, diversified revenue streams, low capital requirements and favorable operating leverage. We own 100% of our U.S. consumer credit database and we typically obtain updated information at little or no cost, which provides us with an efficient cost structure and allows us to benefit from economies of scale. The integral role that our analytics play in our customers’ decision-making processes and the proprietary and embedded nature of our solutions have historically translated into high customer retention and revenue visibility. We have enjoyed long-standing relationships with our customers, including relationships of over ten years with each of our top ten USIS financial services customers. Our significant investments to upgrade and improve our technology provide us with the ability to address our customers’ needs with predictable continuing capital investments. Additionally, our ongoing operational excellence program, which is aimed at creating a long-term competitive and efficient cost structure, has institutionalized our cost-management practices. We believe that as a result of operating efficiencies and controlled capital investments, we will continue to generate strong and consistent cash flows from operations.

•	Disciplined Focus on Cost Control and Operational Efficiencies. Through our operational excellence program, we have implemented and continue to focus on several key cost-savings initiatives:

•	A strategic sourcing program, which drives increased control over spending on third-party vendors;

•	Our labor management strategy, which includes the expanded use of lower-cost resources and allows us to continue to improve, align and integrate our enterprise workforce;

•	Our enterprise process improvement, which consolidates data centers and streamlines back office functions; and

•	Our product cost management focus, which enables us to deliver services more effectively and profitably.

•

Proven and Experienced Management Team. We have a seasoned senior management team with an average of over 15 years of experience in a variety of industries, including credit and information management, financial services and information technology. Our senior management team has a track record of strong performance and depth of expertise in the markets we serve. This team has overseen our expansion into new industries and geographies while managing ongoing cost-saving initiatives. As a result of the sustained focus of our management team, we maintained stable operating performance throughout the economic downturn and have grown the business as conditions have improved.

Business Strategy

•

Develop Innovative Solutions to Meet Market Challenges. We have a culture of innovation. Our industry expertise and collaborative approach allow us to prioritize investments in new data sources and the development of additional services to provide integrated solutions to meet our customers’ needs. We take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors. For consumers, we recently improved our offerings by adding an identity theft risk score. As the needs of our customers evolve, we plan to continue to provide creative solutions to help them meet their challenges.

•

Expand Internationally. We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. In emerging markets where we are currently present and a substantial portion of the population is not yet credit active, such as Mexico and India, we expect significant expansion of consumer credit. Given our incumbent position, we are well-positioned to benefit from this trend. We will continue to focus on generating revenue from new offerings across all markets, including value added services and new lines of business. We will continue to expand by forming alliances with financial services institutions, industry associations and other local partners, and by pursuing strategic acquisitions.

•

Focus on Underpenetrated and Growth Industries. We continue to focus on underpenetrated and growth industries in the United States, such as insurance and healthcare, where we believe information-based analytics and decisioning technologies are currently underutilized. Insurers have seen an increase in claims dollars paid, reinforcing their need to price risk appropriately. We offer a range of solutions, including new fraud detection tools and predictive scores that improve accuracy and efficiency for the quoting and underwriting process. In the healthcare industry, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers, creating a greater need for providers to efficiently manage their revenue cycle. We expect that healthcare providers and payers will increase demand for analytics to measure the quality of care in their network.

•

Expand Interactive Business. Consumers are becoming increasingly aware of the need to proactively manage their personal finances. They also recognize the need to protect their identities in the face of several highly publicized data breaches. In order to meet the growing market demand for credit monitoring and identity fraud protection services and deepen customer loyalty, we will continue to invest in consumer-driven product enhancements. We have developed a data-driven customer acquisition strategy and will focus our advertising dollars on paid search and display ads, including through new channels such as mobile and social media. In addition to our direct-to-consumer offering, we will continue to make our services available on a wholesale basis to strategic partners who combine our services with their own offerings. This strategy allows us to test market product enhancements and configurations with minimal investment. We also plan to leverage the success of our U.S.-based Interactive business to offer similar services in our international markets.

•

Pursue Strategic Acquisitions. We will evaluate and pursue strategic acquisitions in order to accelerate growth within our existing businesses, and diversify into new businesses. We are focused on opportunities that expand our geographic footprint and the breadth and depth of services, including acquiring proprietary datasets and industry expertise in our key industries. From time to time we may also seek to increase our investments in foreign entities where we hold a minority interest. We will continue to pursue acquisitions that provide opportunities for long-term value creation by expanding our capabilities, expertise and geographic reach. We plan to maintain our disciplined approach to any acquisition.

Our History

Our business was founded in 1968 as a Delaware corporation. In 1969, we acquired the Credit Bureau of Cook County, located in Chicago, Illinois, to provide regional credit reporting services. In the early 1970s, we expanded our coverage by acquiring and partnering with other regional credit bureaus, and by 1988, we were able to offer consumer credit information covering the entire United States. More recently, our business has expanded internationally, and now has operations in Africa, Canada, Latin America, East Asia and India.

We were acquired by Marmon Holdings, Inc. (“Marmon”) in 1981 and continued to operate within Marmon’s corporate structure until 2005, when we were spun off to the Pritzker family business interests (the stockholders of Marmon at that time). Since the spin-off, TransUnion Corp has operated as a stand-alone corporate group. In June 2010, investment funds affiliated with Madison Dearborn Partners, LLC (“Madison Dearborn”), acquired 51.0% of TransUnion Corp’s outstanding common stock from Pritzker family business interests and certain employee and director stockholders of TransUnion (the “2010 Change in Control Transaction”).

The 2012 Change in Control Transaction

On February 17, 2012, the Issuer and Spartan Acquisition Sub Inc. (“Merger Sub”), entities formed by affiliates of Advent International Corporation (“Advent”) and the Principal Investment Area of Goldman, Sachs & Co. (“GS PIA” and, together with Advent, the “Sponsors”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with TransUnion Corp. On April 30, 2012, pursuant to the Merger Agreement, Merger Sub merged with and into TransUnion Corp, with TransUnion Corp continuing as surviving corporation (the “Merger”). As a result of the Merger, TransUnion Corp became a wholly owned subsidiary of the Issuer. In connection with the closing of the Merger, certain members of management purchased shares of common stock of the Issuer. Following such purchase, the Issuer was owned 49.5% by affiliates of Advent, 49.5% by affiliates of GS PIA and 1% by members of management.

We financed the Merger and paid related fees and expenses with (i) $600.0 million of debt financing from the issuance of the 9.625% notes, (ii) $1,104.6 million of equity capital from the Sponsors and certain members of management and (iii) $49.2 million of available cash from operations. In connection with the Merger, we also (i) increased the revolving commitment amount under Trans Union LLC’s senior secured revolving credit facility by $10.0 million, from $200.0 million to $210.0 million, and (ii) extended the maturity date of $155.0 million of revolving commitments under Trans Union LLC’s senior secured revolving credit facility to February 10, 2017. See “Description of Other Indebtedness.” We refer to the Merger and related transactions collectively as the “2012 Change in Control Transaction.”

Corporate Structure

The following diagram illustrates our corporate structure and the aggregate principal amount of indebtedness outstanding as of June 30, 2013.

(1)	Represents the equity contribution made by investment funds affiliated with the Sponsors and certain members of management, the carrying value of noncontrolling interest, treasury stock, the accumulated deficit and other comprehensive loss and the distribution of $373.8 million to our shareholders with the proceeds of the 8.125% notes.
(2)	On March 21, 2012, we issued $600.0 million aggregate principal amount of 9.625% notes, proceeds of which were used to partially fund the Merger and pay related fees and expenses. See “—The 2012 Change in Control Transaction” and “Description of Other Indebtedness.”
(3)	The net proceeds of the 8.125% notes offering were used to finance a dividend to our shareholders. As of June 30, 2013, the 8.125% notes are recorded at $398.2 million which reflects $1.8 million of unamortized original issuance discount.

(4)	TransUnion Corp, along with certain wholly owned domestic subsidiaries, guarantee Trans Union LLC’s senior secured credit facilities and Trans Union LLC’s senior notes. TransUnion Corp and its subsidiaries are not guarantors of the notes offered hereby and as a result have no contractual obligations with respect thereto.
(5)	In connection with the 2010 Change in Control Transaction (as defined herein), Trans Union LLC entered into its senior secured credit facility. Trans Union LLC’s senior secured credit facility consists of (i) a $210.0 million senior secured revolving credit facility, $25.0 million of which matures in June 2015, $30.0 million of which matures in February 2016 and $155.0 million of which matures in February 2017, and (ii) a $950.0 million senior secured term loan facility that matures in February 2018. As of June 30, 2013, there was $918.6 million aggregate principal amount outstanding under the Trans Union LLC senior secured term loan facility.
(6)	In connection with the 2010 Change in Control Transaction, Trans Union LLC and TransUnion Financing Corporation issued $645.0 million aggregate principal amount of 11.375% senior notes due 2018 (the “11.375% notes”). As of June 30, 2013, after giving effect to the 2012 Change in Control Transaction, the 11.375% notes are recorded at $749.8 million due to a purchase accounting fair value adjustment in connection with the 2012 Change in Control Transaction. See “Description of Other Indebtedness.”

Our Sponsors

Goldman, Sachs & Co.

Since 1986, the Principal Investment Area of Goldman, Sachs & Co. (“GS PIA”) and its predecessor business areas have raised 18 private equity and principal debt investment funds aggregating over $82 billion of capital (including leverage). A global leader in private corporate equity investing, GS PIA focuses on large, high quality companies with strong management in order to fund acquisition or expansion across a range of industries and geographies. Since 1986, GS PIA and its predecessor business areas have invested approximately $90 billion through a combination of external investment funds and firm capital. Founded in 1869, Goldman, Sachs & Co. is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Advent International Corp.

Founded in 1984, Advent International Corp. is a global private equity firm that has been at the forefront of international investing for over 25 years and has raised over $26 billion in cumulative equity. In 2008, Advent raised its largest fund, a $10.4 billion fund (Global Private Equity VI) for investments in North America and Western Europe. Advent has invested in over 600 companies in 41 countries. Advent focuses on building long-term value in partnership with management teams through revenue growth, acquisitions and profit improvement. Advent has invested more than $5.7 billion in Business & Financial Services transactions, including investments in Oberthur Technologies, WorldPay (formerly RBS WorldPay), CETIP (Bovespa: CTIP3), Vantiv (NYSE: VNTV), BondDesk Group, GFI Group (Nasdaq: GFIG), CAMS, Datek Online, The Island ECN, Sophis, Equiniti (formerly Lloyds TSB Registrars), Domestic & General, Euronet and Dolex.

Corporate Information

Our principal executive offices are located at 555 West Adams Street, Chicago, Illinois 60661. Our telephone number is (312) 985-2000. Our website address is www.transunion.com. The information on, or that may be accessed through, our website is not a part of this prospectus.

This prospectus includes our trademarks such as “TransUnion,” which are protected under applicable intellectual property laws and are the property of TransUnion Corp or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the® or TM symbols, but the absence of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Summary of Terms of the Notes

Issuer	TransUnion Holding Company, Inc., a Delaware corporation.

Notes Offered

9.625% notes	$600,000,000 principal amount of 9.625%/10.375% Senior PIK Toggle Notes due 2018.

8.125% notes	$400,000,000 principal amount of 8.125%/8.875% Senior PIK Toggle Notes due 2018.

Maturity	June 15, 2018.

Interest	To date, interest payments on the 9.625% notes and the 8.125% notes have been made in cash. For each interest payment thereafter (other than the final interest payment ending at stated maturity, which will be made in cash), the Issuer will be required to pay interest on the 9.625% notes and the 8.125% notes entirely in cash unless the conditions described in this prospectus are satisfied, in which case the Issuer will be entitled to pay, to the extent described herein, interest for such interest period by increasing the principal amount of the 9.625% notes or the 8.125% notes, as applicable, or issuing new notes (such increase or issuance being referred to herein as “PIK Interest”). For additional information on the requirement to pay cash interest or a combination of cash interest and PIK Interest, see “Description of the Notes—Principal, Maturity and Interest.”

Cash interest on the 9.625% notes will accrue at a rate of 9.625% per annum. PIK interest on the 9.625% notes will accrue at the rate of 10.375% per annum.

Cash interest on the 8.125% notes will accrue at a rate of 8.125% per annum. PIK interest on the 8.125% notes will accrue at the rate of 8.875% per annum.

If the Issuer pays any PIK Interest, it will increase the principal amount of the 9.625% notes or the 8.125% notes, as applicable, or issue new notes in an amount equal to the interest payment for the applicable interest period (rounded up to the nearest $1) to holders of notes on the relevant record date.

Interest Payment Dates

9.625% notes	March 15 and September 15 of each year, commencing September 15, 2012.

8.125% notes	June 15 and December 15 of each year, commencing June 15, 2013.

Guarantees	The notes were not guaranteed as of their respective issue dates or the date hereof, and will only be guaranteed in the future under certain limited circumstances. See “Description of the Notes—Certain Covenants—Future Guarantees.”

Ranking	The notes constitute senior unsecured debt of the Issuer and will rank:

•	pari passu in right of payment with all of the Issuer’s future senior debt;

•	senior in right of payment to all of the Issuer’s future subordinated debt;

•	effectively subordinated to all of the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing such obligations; and

•

structurally subordinated to all existing and future indebtedness (including Trans Union LLC’s senior secured credit facility and Trans Union LLC’s senior notes) of, and other obligations and preferred stock of, the Issuer’s subsidiaries (other than indebtedness and other obligations owed to the Issuer).

As of June 30, 2013:

•	the Issuer had no indebtedness other than the 9.625% notes and the 8.125% notes; and

•

the Issuer’s subsidiaries had $1,668.5 million book value of indebtedness (excluding $210.0 million of borrowing capacity under Trans Union LLC’s senior secured revolving credit facility), all of which is structurally senior to the 9.625% notes and the 8.125% notes.

Optional Redemption	Except as described below, the Issuer cannot redeem the 9.625% notes or the 8.125% notes before June 15, 2014. Thereafter, the Issuer may redeem some or all of the 9.625% notes or the 8.125% notes at the redemption prices listed under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

Prior to June 15, 2014, the Issuer may redeem the 9.625% notes or the 8.125% notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus the make-whole premium described under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

At any time (which may be more than once) before June 15, 2014, the Issuer may redeem up to 35% of the aggregate principal amount of the 9.625% notes at a redemption price of 109.625% of the aggregate principal amount thereof and up to 35% of the aggregate principal amount of the 8.125% notes at a redemption price of 108.125% of the aggregate principal amount thereof, in each case plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings. See “Description of the Notes—Optional Redemption.”

Mandatory Principal Redemption	If the notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), at the end of each “accrual period” (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the Exchange Notes’ issuance (each, an “AHYDO redemption date”), the Issuer will be required to redeem for cash a portion of each note then outstanding equal to the “Mandatory Principal Redemption Amount” (each such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each note redeemed pursuant to any Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. “Mandatory Principal Redemption Amount” means, as of each AHYDO redemption date, the portion of a note required to be redeemed to prevent such note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the notes prior to any AHYDO redemption date pursuant to any other provision of the indenture governing the notes will alter the Issuer’s obligation to make any Mandatory Principal Redemption with respect to any notes that remain outstanding on such AHYDO redemption date.

Change of Control	If a change of control occurs, the Issuer must give holders of the notes the opportunity to sell to the Issuer their notes at 101% of the principal amount thereof, plus accrued and unpaid interest. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Covenants	The indentures governing the notes, among other things, limit the ability of the Issuer and its restricted subsidiaries to:

•	pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments;

•	incur additional debt or issue certain disqualified stock and preferred stock;

•	incur liens on assets;

•	merge, consolidate or sell all or substantially all assets;

•	enter into transactions with affiliates; and

•	allow to exist certain restrictions on the ability of restricted subsidiaries to pay dividends or make other payments to the Issuer.

These covenants are subject to important exceptions and qualifications. During any period in which the notes have an investment grade rating from both Rating Agencies (as defined in this prospectus) and no default has occurred and is continuing under the indentures governing the notes, the Issuer will not be subject to certain of these covenants. See “Description of the Notes—Certain Covenants.”

No prior market	There is no established trading market for the notes. We do not intend to list the notes on any national securities exchange or automated quotation system. Accordingly, we cannot assure you that an active public or other market will develop for the notes or as to the liquidity of the trading market for the notes. If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling the notes or may be unable to sell them at all. If a market for the notes develops, any such market may be discontinued at any time. Accordingly, you may have to bear the financial risks of investing in the notes for an indefinite period of time. The Issuer does not intend to apply for a listing of the notes on any securities exchange or automated dealer quotation system. See “Plan of Distribution.”

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase the notes.

Plan of Distribution and Use of Proceeds	This prospectus is to be used by Goldman, Sachs & Co. and its affiliates in connection with offers and sales of the notes (and any PIK Interest) in market-making transactions effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

Risk Factors

You should consider carefully the risks and uncertainties described below and the other information in this prospectus and the documents incorporated herein by reference before investing in the securities offered hereby. The following risks and uncertainties could materially affect our business, financial condition or results of operations. Additional risks and uncertainties not presently known or currently believed to be significant may also adversely affect our business and your investment.

Risks Related to the Notes and Our Indebtedness

Because there is no established trading market for the notes, you may not be able to resell your notes.

The notes have been registered under the Securities Act, but there is no established trading market for the notes, and we cannot assure you:

•	whether any trading market that may develop will be liquid;

•	whether you will be able to sell your notes; or

•	of the price at which you would be able to sell your notes.

If a trading market were to develop, the notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries.

The notes are not guaranteed by any of our subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of our subsidiaries, including trade creditors. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or our creditors, including the holders of the notes.

As of June 30, 2013, after giving effect to the 2012 Change in Control Transaction and the issuance of the 8.125% notes, our subsidiaries had total face amount of indebtedness of approximately $1,563.7 million. This total includes $645 million aggregate principal amount of Trans Union LLC’s senior notes which we recorded as of June 30, 2013, after giving effect to the 2012 Change in Control Transaction, at $749.8 million due to a purchase accounting fair value adjustment in connection with the 2012 Change in Control Transaction. Our subsidiaries also had an additional $210.0 million available for borrowing as of June 30, 2013, after giving effect to the 2012 Change in Control Transaction, under Trans Union LLC’s senior secured revolving credit facility. Trans Union LLC’s senior secured credit facility may also be increased by up to an additional aggregate principal amount of $350.0 million plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders, which would be secured indebtedness and, therefore, effectively senior to the notes.

TransUnion Holding is the sole obligor of the notes and its direct and indirect subsidiaries do not guarantee its obligations under the notes and do not have any obligation with respect to the notes.

The Issuer is a holding company with no business operations or assets other than the capital stock of TransUnion Corp. Operations are conducted through TransUnion Corp and its subsidiaries. Consequently, the Issuer will be dependent on loans, dividends and other payments from TransUnion Corp, and, indirectly, its subsidiaries, to make payments of principal and interest in cash on the notes. However, the Issuer’s subsidiaries are separate and distinct legal entities, and they will have no obligation, contingent or otherwise, to pay the amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. You will not have any direct claim on the cash flows or assets of the Issuer’s direct and indirect subsidiaries.

The ability of the Issuer’s subsidiaries to pay dividends and make other payments to the Issuer will depend on their cash flows and earnings, which, in turn, will be affected by all of the factors discussed in “—Risks Related to Our Business” below. The ability of the Issuer’s direct and indirect subsidiaries to pay dividends and make distributions to the Issuer may be restricted by, among other things, applicable laws and regulations and by the terms of the agreements into which they enter. If the Issuer is unable to obtain funds from its direct and indirect subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, the Issuer may not be able to pay cash interest or principal on the notes when due. The terms of the credit agreement governing Trans Union LLC’s senior secured credit facility and the indenture governing Trans Union LLC’s senior notes significantly restrict it from paying dividends and otherwise transferring assets to the Issuer, except for administrative, legal and accounting services. As of June 30, 2013, Trans Union LLC would have been permitted to make approximately $145 million of distributions under those agreements. We cannot assure you that the agreements governing the current and future indebtedness of the Issuer’s direct and indirect subsidiaries will permit such subsidiaries to provide the Issuer with sufficient dividends, distributions or loans to pay cash interest or principal on the notes when due.

We have a substantial amount of indebtedness, which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of indebtedness. As of June 30, 2013, after giving effect to the 2012 Change in Control Transaction and the issuance of the 8.125% notes, the book value of our debt was $2,666.7 million consisting of $400.0 million aggregate principal amount of the 8.125% notes, recorded at $398.2 million net of original issue discounts, $600.0 million aggregate principal amount of 9.625% notes, $918.6 million of borrowings under Trans Union LLC’s senior secured credit facility, $645.0 million aggregate principal amount of senior notes issued by Trans Union LLC recorded at $749.8 million after giving effect to the 2012 Change in Control Transaction due to a purchase accounting fair value adjustment in connection with the 2012 Change in Control Transaction and $0.1 million of other debt. We may also incur significant additional indebtedness in the future. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including with respect to the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	expose us to the risk of increased interest rates as certain of our borrowings, including Trans Union LLC’s senior secured credit facility, are at variable rates of interest;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

In addition, the credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indentures governing the notes contain restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Despite our current level of indebtedness, we may still be able to incur additional indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing the notes limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the notes, the holders of that indebtedness will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our business, subject to collateral arrangements. This may have the effect of reducing the amount of proceeds paid to you. These restrictions will also not prevent us from incurring obligations that do not constitute indebtedness. In addition, the capacity under the Trans Union LLC senior secured credit facility may be increased by an additional $350.0 million, plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders, which would be secured indebtedness and therefore effectively senior to the notes. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. See “Description of Other Indebtedness” and “Description of the Notes.”

The notes are unsecured and effectively subordinated to our existing and future secured indebtedness.

The notes are general unsecured obligations ranking effectively junior in right of payment to all of the Issuer’s future secured indebtedness. While the Issuer does not currently have any existing secured indebtedness, the indenture governing the notes permits the Issuer to incur additional secured indebtedness in the future. In the event that the Issuer is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that is effectively senior to the notes will be entitled to be paid in full from the Issuer’s assets securing such indebtedness before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of the Issuer’s unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of the Issuer’s other general creditors, based upon the respective amounts owed to each holder or creditor, in the Issuer’s remaining assets.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those factors discussed under “—Risks Related to Our Business” below. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes, and the indentures governing the notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. In addition, under the covenants of the credit agreement governing our senior secured credit facility and the indenture governing TransUnion LLC’s senior notes, TransUnion Corp is restricted from making certain payments, including dividend payments to TransUnion Holding.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the notes could declare all outstanding principal and interest to be due and payable, the lenders under Trans Union LLC’s senior secured credit facility could terminate their commitments to loan money, Trans Union LLC’s secured lenders (including the lenders under Trans Union LLC’s senior secured credit facility) could foreclose against the assets securing their borrowings and we or TransUnion Corp could be forced into bankruptcy or liquidation. All of these events could result in your losing some or all of your investment in the notes.

If we do not have sufficient funds to pay cash interest on the notes, interest on the notes may be paid in PIK Interest. If we pay PIK Interest on the notes, the notes will become original issue discount instruments for U.S. federal income tax purposes.

We will be required to pay interest on the notes entirely in cash unless the conditions described in this prospectus are satisfied, in which case we will be entitled to pay, to the extent described herein, PIK Interest. See “Description of the Notes—Principal, Maturity and Interest.” The terms of the notes will not restrict our ability to use our dividend payment capacity for such alternative uses. In addition, the credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indentures governing the notes allow our subsidiaries to utilize amounts that would otherwise be available to pay cash dividends to us for purposes such as making restricted investments, capital expenditures and prepaying subordinated indebtedness and, subject to certain limitations, making cash dividends to and other payments in respect of equityholders, and such uses would reduce the amounts available to pay dividends to us in order to pay cash interest on the notes. The indentures governing the notes do not restrict the Issuer’s ability to use its dividends payment capacity for such alternative uses. See “Description of Other Indebtedness” and “Description of the Notes—Principal, Maturity and Interest.” As a result, we cannot assure you that we will be required (or able) to make cash interest payments on the notes. The payment of interest through PIK Interest will increase the amount of our indebtedness and would exacerbate the risks associated with our high level of indebtedness.

In addition, if we elect to pay PIK Interest on the notes, the notes will become original issue discount instruments for U.S. federal income tax purposes. Alternatively, the notes may become original issue discount instruments at the time we become entitled to exercise our right to pay PIK Interest. It is also possible that the IRS could assert that the notes were issued initially with original issue discount merely because of our right to pay PIK Interest if the conditions described in this prospectus are satisfied. If the notes are or become original issue discount instruments, a U.S. holder (as defined in “Material United States Federal Income Tax Considerations”) would be required to include any original issue discount (other than de minimis original issue discount) in gross income as it accrues, regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Your ability to transfer the notes will be limited by the absence of an established trading market.

The notes have been registered under the Securities Act but there is no established trading market for the notes. An active market for the notes may not develop or, if developed, such a market may not continue. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Even if an active trading market for the notes does develop, there is no guarantee that it will continue. Historically, the market for non-investment grade debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions, and any such disruptions may adversely affect the liquidity in that market or the prices at which you may sell your notes.

Changes in credit ratings issued by statistical rating organizations could adversely affect our cost of financing and the market price of the notes.

Credit rating agencies rate the notes and our other indebtedness on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of the notes or our other indebtedness or placing us on a watch list for possible future downgrading could limit our ability to refinance maturing liabilities, access the capital markets to meet liquidity needs, increase our cost of financing and lower the market price of the notes.

Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes at a favorable price or at all.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding notes at 101% of their outstanding principal amount, plus accrued and unpaid interest to the purchase date, if any, unless the notes have been previously called for redemption. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources. The source of funds for any purchase of the notes and repayment of borrowings under Trans Union LLC’s senior secured credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The terms of Trans Union LLC’s senior secured credit facility, the indentures governing the notes and Trans Union LLC’s senior notes may prohibit our subsidiaries from funding a repurchase of the notes upon a change of control. In the event we need to rely on additional financing from third parties to fund any such purchases, we may be unable to obtain financing on satisfactory terms or at all. Additionally, under Trans Union LLC’s senior secured credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the respective agreements and terminate their commitments to lend and upon a change of control, we will also be required to offer to purchase Trans Union LLC’s senior notes at 101% of their outstanding principal amount, which factors may negatively impact our ability to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and the 11.375% notes and events of default and potential breaches under Trans Union LLC’s senior secured credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indentures governing the notes, constitute a “change of control” that would require us to repurchase the notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings, financial condition or the value of the notes. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indentures governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Covenants in our and our subsidiaries’ debt agreements restrict our business in many ways.

The indentures governing the notes, the credit agreement governing Trans Union LLC’s senior secured credit facility and the indenture governing Trans Union LLC’s senior notes contain various covenants that limit our ability and/or our subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

A breach of any of these covenants could result in a default under Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and/or the indentures governing the notes. Upon the occurrence of an event of default under Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and/or the indentures governing the notes, Trans Union LLC’s lenders or the holders of Trans Union LLC’s senior notes, as the case may be, could elect to declare all amounts outstanding under the applicable indebtedness to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against any collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under Trans Union LLC’s senior secured credit facility. If the lenders under Trans Union LLC’s senior secured credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay Trans Union LLC’s senior secured credit facility and our other indebtedness, including the notes. See “Description of Other Indebtedness.” Our borrowings under Trans Union LLC’s senior secured credit facility are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

The restrictions contained in the credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indentures governing the notes could adversely affect our ability to:

•	finance our operations;

•	make needed capital expenditures;

•	make strategic acquisitions or investments or enter into joint ventures;

•	withstand a future downturn in our business, the industry or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

These restrictions may affect our ability to grow or even maintain current operating levels.

If a bankruptcy petition were filed by or against us, you may receive a lesser amount for your claim than you would have been entitled to receive under the indentures governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code, your claim for the principal amount of your notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	any amount of interest that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Accordingly, under these circumstances, you may receive a lesser amount than you would be entitled to under the terms of the indentures governing the notes, even if sufficient funds are available.

Federal and state fraudulent transfer laws may permit a court to void the notes and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes could be voided as a fraudulent transfer or conveyance if we (a) issued the notes with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for issuing the notes and, in the case of (b) only, one of the following is also true at the time thereof:

•	we were insolvent or rendered insolvent by reason of the issuance of the notes;

•	the issuance of the notes left us with an unreasonably small amount of capital or assets to carry on the business;

•	we intended to, or believed that we would, incur debts beyond our ability to pay as they mature; or

•	we were a defendant in an action for money damages, or had a judgment for money damages docketed against us if the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes would be subordinated to our other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, were greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes and could subordinate the notes to presently existing and future indebtedness of ours. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

In addition, any payment by us pursuant to the notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outside party more than such creditors would have received in a distribution under the U.S. Bankruptcy Code.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (3) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Contractual obligations in the indentures governing our senior notes, which require us to file periodic reports as “voluntary filers,” may be amended without your consent.

TransUnion Holdings’s obligation to file periodic reports pursuant to Section 15(d) of the Exchange Act may be automatically suspended if the notes were to be held by fewer than 300 persons. Notwithstanding this automatic suspension of our reporting obligations pursuant to Section 15(d) of the Exchange Act, we intend to continue filing periodic reports with the SEC and to provide holders of our senior notes with copies of any filed reports as “voluntary filers” in compliance with the indentures governing our senior notes. We expect that such periodic reports filed by us as voluntary filers will comply fully with all applicable rules and regulations of the SEC. However, we could eliminate the periodic reporting covenant in the indentures governing our senior notes with the consent of the holders of at least a majority of the notes, in which case we would no longer be obligated to file periodic reports with the SEC and may cease doing so.

Risks Related to Our Business

Our revenues are concentrated in the U.S. consumer credit and financial services industries. When these industries or the broader financial markets experience a downturn, demand for our services, our revenues and the collectability of receivables may be adversely affected.

Our largest customers depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation, employment levels, consumer confidence and housing demand. Our customer base suffers when financial markets experience volatility, illiquidity and disruption, which has occurred in the past and which could result from concerns regarding sovereign debt levels in Europe or the debt ceiling and government spending debate in the United States. Such market developments, and the potential for increased and continuing disruptions going forward, present considerable risks to our businesses and operations. Changes in the economy have resulted, and may continue to result, in fluctuations in demand, and the volumes, pricing and operating margins for our services. For example, the banking and financial market downturn that began to affect our business in 2008 caused a greater focus on expense reduction by our customers and led to a decline in their account acquisition mailings, which resulted in reduced revenues from our credit marketing programs. In addition, financial institutions tightened lending standards and granted fewer mortgage loans, student loans, automobile loans and other consumer loans. As a result, we experienced a reduction in our credit report volumes. If businesses in these industries experience economic hardship, we cannot assure you that we will be able to generate future revenue growth or collect our receivables. In addition, if consumer demand for financial services and products and the number of credit applications decrease, the demand for our services could also be materially reduced. These types of disruptions could lead to a decline in the volumes of services we provide our customers and could negatively impact our revenue and results of operations.

Data security and integrity are critically important to our business, and breaches of security, unauthorized disclosure of confidential information, denial of service attacks or the perception that confidential information is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

We own and host a large amount of highly sensitive and confidential consumer information including financial information, personally identifiable information and protected health information. This data is often accessed through secure transmissions over public and private networks, including the internet. Despite our physical security, implementation of technical controls and contractual precautions to identify, detect and prevent the unauthorized access to and alteration and disclosure of our data, we cannot assure you that systems that access our services and databases will not be compromised, whether as a result of criminal conduct, advances in computer hacking or otherwise. Several recent, highly publicized data security breaches or denial of service attacks at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems. Unauthorized disclosure, loss or corruption of our data or inability of our customers to access our systems could disrupt our operations, subject us to substantial legal liability, result in a material loss of business, and significantly harm our reputation.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event that consumer information is accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, federal and state laws provide for over 40 disparate notification regimes, all of which we are subject to. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

If we experience system failures, personnel disruptions or capacity constraints, or our customers do not modify their systems to accept new releases of our distribution programs, the delivery of our services to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or customers.

Our ability to provide reliable service largely depends on our ability to maintain the efficient and uninterrupted operation of our computer network, systems and data centers, some of which have been outsourced to third-party providers. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems, personnel and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, civil disobedience, telecommunication failures, computer viruses, denial of service attacks or human error. For example, in 2007, a service interruption occurring during a routine maintenance visit by one of our hardware vendors resulted in a disruption in our ability to deliver data and services for almost 24 hours. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could severely harm our business and reputation and result in a loss of revenue and customers.

We could lose our access to data sources which could prevent us from providing our services.

Our services and products depend extensively upon continued access to and receipt of data from external sources, including data received from customers, strategic partners and various government and public records depositories. In some cases, we compete with our data providers. Our data providers could stop providing data, provide untimely data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. We could also become subject to legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we lost access to this external data or if our access or use were restricted or became less economical or desirable, our ability to provide services could be negatively impacted, which would adversely affect our reputation, business, financial condition and results of operations. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

Our business is subject to various governmental regulations, laws and orders, compliance with which may cause us to incur significant expenses, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.

Our business is subject to significant international, federal, state and local laws and regulations, including, but not limited to, privacy and consumer data protection, financial, tax and labor regulations. See “—Regulatory Matters” in Part I, Item 1. Business, in our Annual Report on Form 10-K for the year ended December 31, 2012 for a description of select regulatory regimes to which we are subject. These laws and regulations are complex, change frequently and have tended to become more stringent over time. We currently incur significant expenses in our attempt to ensure compliance with these laws. In the future we may be subject to significant additional expense to investigate, defend, or remedy violations of these laws and regulations. Any failure by us to comply with applicable laws or regulations could also result in significant liability to us, including liability to private plaintiffs as a result of individual or class-action litigation, or may result in the cessation of our operations or portions of our operations or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our services are sold into regulated industries, we must comply with additional regulations in marketing our services into these industries, including, but not limited to, state insurance laws and regulations and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).

Certain of the laws and regulations governing our business are subject to interpretation by judges, juries and administrative entities, creating substantial uncertainty for our business. We incurred liability in the past, for example, as a result of a determination by a federal consumer protection agency in the late 1990s that a particular marketing practice common to the industry was unlawful under the FCRA. In 2008, without admitting or denying liability, we agreed to settle the resulting private civil litigation that was based on that federal agency’s determination and paid $75.0 million to the settlement class. See “—Privacy Litigation” in Part I, Item 3. Legal Proceedings, in our Annual Report on Form 10-K for the year ended December 31, 2012, and “—Privacy Litigation” in Part II, Item 1. Legal Proceedings, in our Quarterly Report on Form 10-Q for the period ended March 31, 2013. We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business.

The Dodd-Frank Act created the Bureau of Consumer Financial Protection (the “CFPB”), which is authorized to adopt rules, supervise and examine certain non-banking companies and initiate enforcement actions with regard to federal consumer financial laws.

In 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Title X of the Dodd-Frank Act establishes the CFPB, which has broad powers to regulate the offering and the provision of consumer financial products or services under the federal consumer financial laws. General powers of the CFPB include the authority to promulgate regulations and to enforce and administer federal consumer financial laws, including most aspects of the FCRA and other laws applicable to us and our financial customers. The CFPB is expressly charged with prohibiting unfair, deceptive or abusive acts or practices. Through its broad powers to regulate and enforce federal consumer financial laws, the CFPB could place restrictions on our business and the businesses of our financial customers, if the CFPB were to determine through rulemaking, authoritative guidance, supervisory or enforcement actions, for example, that particular acts or practices were unfair, deceptive or abusive to consumers.

We are subject to supervision, examination and enforcement by the CFPB. The Dodd-Frank Act gives the CFPB authority to conduct examinations or investigations and otherwise supervise certain nondepository institutions that are larger participants of a market for other consumer financial products or services, as defined by rule. Noting that the consumer reporting market is of “fundamental importance to the market for consumer credit,” the CFPB announced that credit reporting companies like us are subject to the CFPB’s supervision program under the larger participant rule. The CFPB has broad enforcement powers with regard to federal consumer financial laws. The CFPB may conduct examinations and investigations, issue subpoenas and bring civil actions in federal court for violations of the federal consumer financial laws including the FCRA. In these proceedings, the CFPB can seek relief that includes: rescission or reformation of contracts, restitution, disgorgement of profits, payment of damages, limits on activities and civil money penalties of up to $1.0 million per day for knowing violations. The CFPB has initiated periodic examinations of us and the consumer credit reporting industry, which could result in new regulations or enforcement actions or proceedings.

Also, the Dodd-Frank Act empowers state attorneys general (or the equivalent thereof) to bring civil actions in federal district court (or a state court that is located in that state and that has jurisdiction over the defendant), to enforce Title X of the Dodd-Frank Act or regulations issued by the CFPB thereunder. Therefore, we could also be the subject of investigations and enforcement actions by the Federal Trade Commission (the “FTC”) or by state agencies (e.g., state attorneys general) with powers to enforce CFPB regulations and the FCRA.

Changes in legislation or regulations governing consumer credit reports, consumer privacy and identity theft may affect our ability to collect, manage and use personal information.

Public concern is high with regard to the operation of credit bureaus in the United States, as well as the collection, use, accuracy, correction and sharing of personal information, including Social Security numbers, dates of birth, financial information, medical information, and department of motor vehicle data, and other behavioral data. U.S. federal and state laws (as well as laws in many of the other countries where we do business) already regulate credit bureaus and the collection and use of personal data; but additional legislative or regulatory efforts, or an action by Executive Order of the President of the United States, could further regulate credit bureaus, the collection, use, access, accuracy, obsolescence, sharing, correction and security of this personal information.

Public concern regarding identity theft also has led to more transparency for consumers as to what is in their credit reports. We provide credit reports and scores and monitoring services to consumers for a fee, and this income stream could be reduced or restricted by legislation that requires us to provide these services to consumers free of charge. For example, under U.S. federal law today, we are required to provide consumers with one credit report per year free of charge. Legislation has been introduced from time to time that would require us to provide credit scores to consumers without charge. Changes in applicable legislation or regulations that restrict or dictate how we collect, maintain, combine and disseminate information, or that require us to provide services to customers or a segment of customers without charge, could adversely affect our business, financial position and results of operations.

The outcome of litigation, inquiries, investigations, examinations or other legal proceedings in which we are involved, in which we may become involved, or in which our customers or competitors are involved could subject us to significant monetary damages or restrictions on our ability to do business.

Legal proceedings arise frequently as part of the normal course of our business. These may include individual consumer cases, class action lawsuits and inquiries, investigations, examinations, regulatory proceedings or other actions brought by federal (e.g., the CFPB and the FTC) or state (e.g., state attorneys general) authorities or by consumers. The scope and outcome of these proceedings is often difficult to assess or quantify. Plaintiffs in lawsuits may seek recovery of large amounts and the cost to defend such litigation may be significant. There may also be adverse publicity and uncertainty associated with investigations, litigation and orders (whether pertaining to us, our customers or our competitors) that could decrease customer acceptance of our services or result in material discovery expenses. In addition, a court-ordered injunction or an administrative cease-and-desist order or settlement may require us to modify our business practices or may prohibit conduct that would otherwise be legal and in which our competitors may engage. Many of the technical and complex statutes to which we are subject, including state and federal credit reporting, medical privacy, and financial privacy requirements, may provide for civil and criminal penalties and may permit consumers to maintain individual or class actions against us and obtain statutorily prescribed damages. While we do not believe that the outcome of any pending or threatened legal proceeding, investigation, examination or supervisory activity will have a material adverse effect on our financial position, such events are inherently uncertain and adverse outcomes could result in significant monetary damages, penalties or injunctive relief against us. For example, in 2008, pursuant to the terms of a settlement agreement with respect to certain class action proceedings, which we refer to as the Privacy Litigation, we paid $75.0 million into a fund for the benefit of class members and offered approximately 600,000 individuals up to nine months of free credit monitoring services. Moreover, in 2009, pursuant to a settlement agreement we agreed with the other two defendants in a class action proceeding, which we refer to as the Bankruptcy Tradeline Litigation, to deposit $17.0 million, our share of the $51.0 million total settlement, into a settlement fund for the benefit of class members. Our insurance coverage may be insufficient to cover adverse judgments against us. See Part I, Item 3. Legal Proceedings, in our Annual Report on Form 10-K for the year ended December 31, 2012, and Part II, Item 1. Legal Proceedings, in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2013 and June 30, 2013 for further information regarding the Privacy Litigation, the Bankruptcy Tradeline Litigation and other material pending litigation or investigations.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

An important focus of our business is to identify business partners who can enhance our services and enable us to develop solutions that differentiate us from our competitors. We have entered into several alliance agreements or license agreements with respect to certain of our data sets and services and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our technologies among certain customer industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could adversely affect our business, financial condition or results of operations. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements’ partners are not successful in commercializing the alliance agreements’ services, such commercial failure could adversely affect our business.

In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures with local financial institutions and other partners. We cannot provide assurance that these arrangements will be successful or that our relationships with our partners will continue to be mutually beneficial. If these relationships cannot be established or maintained it could negatively impact our business, financial condition and results of operations. Moreover, our ownership in and control of our foreign investments may be limited by local law.

We also selectively evaluate and consider acquisitions as a means of expanding our business and entering into new markets. We may not be able to acquire businesses we target due to a variety of factors such as competition from companies that are better positioned to make the acquisition. Our inability to make such strategic acquisitions could restrict our ability to expand our business and enter into new markets which would limit our ability to generate future revenue growth.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that may adversely affect our business.

We may acquire or make investments in businesses that offer complementary services and technologies. Future acquisitions may not be completed on favorable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

•	failing to achieve the financial and strategic goals for the acquired business;

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;

•	disrupting our ongoing businesses;

•	distracting management focus from our ongoing businesses;

•	acquiring unanticipated liabilities;

•	failing to retain key personnel;

•	incurring the expense of an impairment of assets due to the failure to realize expected benefits;

•	damaging relationships with employees, customers or strategic partners;

•	diluting the share value of existing stockholders; and

•	incurring additional debt or reducing available cash to service our existing debt.

Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

•	disrupting our ongoing businesses;

•	reducing our revenues;

•	losing key personnel;

•	distracting management focus from our ongoing businesses;

•	indemnification claims for breaches of representations and warranties in sale agreements;

•	damaging relationships with employees and customers as a result of transferring a business to new owners; and

•	failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

These risks could harm our business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition or a divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

If we are unable to develop successful new services in a timely manner, or if the market does not adopt our new services, our ability to maintain or increase our revenue could be adversely affected.

In order to keep pace with customer demands for increasingly sophisticated service offerings, to sustain expansion into growth industries and to maintain our profitability, we must continue to innovate and introduce new services to the market. The process of developing new services is complex and uncertain. Our industry solutions require extensive experience and knowledge from within the relevant industry. We must commit significant resources to this effort before knowing whether the market will accept new service offerings. We may not successfully execute on our new services because of challenges in planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation, or a lack of appropriate resources. Failure to successfully introduce new services to the market could adversely affect our reputation, business, financial condition and results of operations.

If we fail to maintain and improve our systems, our data matching technology, and our interfaces with data sources and customers, demand for our services could be adversely affected.

In our markets, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data and deliver our services. Our future success will depend, in part, upon our ability to:

•	internally develop and implement new and competitive technologies;

•	use leading third-party technologies effectively;

•	respond to changing customer needs and regulatory requirements; and

•	transition customers and data sources successfully to new interfaces or other technologies.

We cannot provide assurance that we will successfully implement new technologies, cause customers or data furnishers to implement compatible technologies, or adapt our technology to evolving customer, regulatory and competitive requirements. If we fail to respond, or cause our customers or data furnishers to fail to respond, to changes in technology, regulatory requirements or customer preferences, the demand for our services, or the delivery of our services, could be adversely affected.

Our ability to expand our operations in, and the portion of our revenue derived from, markets outside the United States is subject to economic, political and other inherent risks, which could adversely impact our growth rate and financial performance.

Over the last several years, we have derived a growing portion of our revenues from customers outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add international personnel to expand our abilities to deliver differentiated services to our international customers. Expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks. Moreover, the services we offer in developed and emerging markets must match our customers’ demand for those services. Due to price, limited purchasing power and differences in the development of consumer credit markets, there can be no assurance that our services will be accepted in any particular developed or emerging market, and we cannot be sure that our international expansion efforts will be successful. The results of our operations and our growth rate could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash to the United States;

•	difficulties in managing and staffing international offices;

•	increased travel, infrastructure, legal and compliance costs of multiple international locations;

•	foreign laws and regulatory requirements;

•	terrorist activity, natural disasters and other catastrophic events;

•	restrictions on the import and export of technologies;

•	difficulties in enforcing contracts and collecting accounts receivable;

•	longer payment cycles;

•	failure to meet quality standards for outsourced work;

•	unfavorable tax rules;

•	political and economic conditions in foreign countries, particularly in emerging markets;

•	varying business practices in foreign countries; and

•	reduced protection for intellectual property rights.

As we continue to expand our business, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could adversely affect our business, financial condition and results of operations.

We may not be able to effectively maintain our cost management strategy, which may adversely affect our ability to sustain our operating margins.

Our cost management strategy includes strategic sourcing, labor management, streamlining back-office functions and improving overall processes. Although we have implemented such plans and continue to explore means by which we can control or reduce expenses, we cannot assure you that we will be able to realize all the projected benefits of our cost management strategies. In addition, if we cannot maintain control of our cost structure, it will have a negative impact on our operating margins. Moreover, our operations and performance may be disrupted by our cost-management and facilities-integration efforts.

We are subject to significant competition in many of the markets in which we operate.

We may not be able to compete successfully against our competitors, which could impair our ability to sell our services. We compete on the basis of system availability, differentiated solutions, personalized customer service, breadth of services and price. Our regional and global competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. We consistently face downward pressure on the pricing of our products, which could result in a reduced price for certain products, or a loss of market share. Our competitors may also be able to respond to opportunities before we do, taking advantage of new technologies, changes in customer requirements, or market trends.

Our Interactive segment experiences competition from emerging companies. For example, prior to January 2008, Equifax and Experian were our top competitors for direct-to-consumer credit services, such as credit reports and identity theft protection services. In the past few years, there has been an influx of non-bureau companies offering similar services, some leveraging the free services that we must provide by law. These developments have resulted in increased competition.

Many of our competitors have extensive customer relationships, including relationships with our current and potential customers. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to ours or that achieve greater market acceptance. If we are unable to respond to changes in customer requirements as quickly and effectively as our competition, our ability to expand our business and sell our services may be adversely affected.

Our competitors may be able to sell services at lower prices than us, individually or as part of integrated suites of several related services. This ability may cause our customers to purchase from our competitors rather than us. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms.

We cannot assure you that we will be able to compete effectively against current and future competitors. If we fail to successfully compete, our business, financial condition and results of operations may be adversely affected.

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our business, financial condition and results of operations.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and services. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market similar services, decreasing the demand for our services. We rely on the patent, copyright, trademark, trade secret and other intellectual property laws of the United States and other countries, as well as contractual restrictions, such as nondisclosure agreements, to protect and control access to our proprietary intellectual property. These measures afford limited protection, however, and may be inadequate. We may be unable to prevent third parties from using our proprietary assets without our authorization or breaching any contractual restrictions with us. Enforcing our rights could be costly, time-consuming, distracting and harmful to significant business relationships. Additionally, others may independently develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain services.

There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry. There is a risk that we may infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until eighteen months following submission of the patent application, and we may not be aware of currently filed patent applications that relate to our products or processes. If patents are later issued on these applications, we may be liable for infringement. In the event that claims are asserted against us, we may be required to obtain licenses from third parties (if available on acceptable terms or at all). Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing services or require changes to certain products or services. Although our policy is to obtain licenses or other rights where necessary, we cannot provide assurance that we have obtained all required licenses or rights. If a successful claim of infringement is brought against us and we fail to develop non-infringing products or services, or to obtain licenses on a timely and cost-effective basis, our reputation, business, financial condition and results of operations could be adversely affected.

If our outside service providers and key vendors are not able to or do not fulfill their service obligations, our operations could be disrupted and our operating results could be harmed.

We depend on a number of service providers and key vendors such as telecommunication companies, software engineers, data processors, software and hardware vendors and providers of credit score algorithms, who are critical to our operations. These service providers and vendors are involved with our service offerings, communications and networking equipment, computer hardware and software and related support and maintenance. Although we have implemented service-level agreements and have established monitoring controls, our operations could be disrupted if we do not successfully manage relationships with our service providers, if they do not perform or are unable to perform agreed upon service levels, or if they are unwilling to make their services available to us at reasonable prices. If our service providers and vendors do not perform their service obligations, it could adversely affect our reputation, business, financial condition and results of operations.

Our access to the capital and credit markets could be adversely affected by economic conditions.

Historically, we have relied on cash from operations to fund our working capital and business growth. We may require additional capital from equity or debt financing in the future, the availability of which is dependent on, among other things, market and general economic conditions. Our access to funds under short-term credit facilities is dependent on the ability of the participating banks to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or due to changing or increased regulations.

Our relationships with key long-term customers may be materially diminished or terminated.

We have long-standing relationships with a number of our customers, many of whom could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Market competition, customer requirements, customer financial condition, and customer consolidation through mergers or acquisitions also could adversely affect our ability to continue or expand these relationships. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers on acceptable terms or at all or collect amounts owed to us from insolvent customers. Our customer agreements relating to our core credit reporting service offered through our USIS segment are terminable upon advance written notice (ranging from 30 days to six months) by either us or the customer, which provides our customers with the opportunity to renegotiate their contracts with us or to award more business to our competitors. The loss of one or more of our major customers could adversely affect our business, financial condition and results of operations.

There may be further consolidation in our end customer markets, which may adversely affect our revenues.

There has been, and we expect there will continue to be, merger, acquisition and consolidation activity in our customer markets. If our customers merge with, or are acquired by, other entities that are not our customers, or that use fewer of our services, our revenue may be adversely impacted. In addition, industry consolidation could affect the base of recurring transaction-based revenue if consolidated customers combine their operations under one contract, since most of our contracts provide for volume discounts.

To the extent the availability of free or relatively inexpensive consumer information increases, the demand for some of our services may decrease.

Public sources of free or relatively inexpensive consumer information have become increasingly available, particularly through the internet, and this trend is expected to continue. Governmental agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive consumer information may reduce demand for our services. To the extent that our customers choose not to obtain services from us and instead rely on information obtained at little or no cost from these public sources, our business, financial condition and results of operations may be adversely affected.

If we experience changes in tax laws or adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

We may not be able to attract and retain the skilled employees that we need to support our business.

Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. If we are unable to find qualified successors to fill key positions as needed, our business could be seriously harmed. The complexity of our services requires trained customer service and technical support personnel. We may not be able to hire and retain such qualified personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality services could diminish, resulting in a material adverse effect on our business.

Affiliates of our Sponsors own substantially all of the equity interests in us and may have conflicts of interest with us or the holders of our debt, including the notes.

As a result of the Merger, investment funds affiliated with our Sponsors control our company interests and hold all of the seats on our board of directors. As a result, affiliates of our Sponsors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of the board of directors regardless of whether our management or the holders of our debt, including the notes, believe that any such transaction is in their own best interests. For example, affiliates of our Sponsors could collectively cause us to make acquisitions that increase the amount of our indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with our Sponsors continue to own a significant amount of our equity interests or otherwise control a majority of our board of directors, the Sponsors will continue to be able to strongly influence or effectively control our decisions. In addition, we are permitted and expect to pay, from time to time, advisory and other fees, pay dividends and make other restricted payments to the Sponsors under certain circumstances and the Sponsors or their affiliates may have an interest in our doing so. In addition, the Sponsors have no obligation to provide us with any additional debt or equity financing.

The Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. The Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. The holders of the notes should consider that the interests of the Sponsors may differ from their interests in material respects.

Use of Proceeds

This prospectus is delivered in connection with the sale of notes by Goldman, Sachs & Co. and its affiliates in market-making transactions. We will not receive any of the proceeds from such transactions.

Unaudited Pro Forma Consolidated Financial Data

The following unaudited pro forma consolidated financial data of TransUnion Holding has been prepared by applying pro forma adjustments to the TransUnion Holding and TransUnion Corp Predecessor historical financial statements incorporated by reference into this prospectus. The unaudited pro forma consolidated statement of income data for the twelve months ended December 31, 2012, gives effect to the 2012 Change in Control Transaction and the issuance of the 8.125% notes as if they had occurred on January 1, 2012. Pro forma income statement data for the six months ended June 30, 2013, is not presented because the 2012 Change in Control Transaction and the issuance of the 8.125% notes are fully reflected in the historical unaudited consolidated statement of income of TransUnion Holding for the six months ended June 30, 2013, incorporated by reference into this prospectus. Pro forma balance sheet data is not presented because the 2012 Change in Control Transaction and the issuance of the 8.125% notes are fully reflected in the historical audited consolidated balance sheet of TransUnion Holding as of December 31, 2012, incorporated by reference into this prospectus. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial data is presented for informational purposes only. The unaudited pro forma consolidated financial data does not purport to represent what TransUnion Holding’s results of operations would have been had the 2012 Change in Control Transaction and the issuance of the 8.125% notes actually occurred on the date indicated, nor do they purport to project TransUnion Holding’s results of operations for any future period or as of any future date. The unaudited pro forma consolidated financial data should be read in conjunction with the information included under the heading “Selected Historical Consolidated Financial Data” and the historical financial statements of TransUnion Holding and TransUnion Corp and the related combined notes incorporated by reference into this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated statement of income data.

The 2012 Change in Control Transaction was accounted for in accordance with ASC 805, Business Combinations. The pro forma information presented is based on estimates, available information and certain assumptions. The unaudited pro forma consolidated income statement data does not reflect any non-recurring charges or gains that we have recorded in connection with the acquisition. However, these non-recurring items have been reflected in the audited consolidated statement of income of TransUnion Holding and TransUnion Corp for the year ended December 31, 2012.

Unaudited Pro Forma Consolidated Statement of Income Data For the Twelve Months Ended December 31, 2012

(in millions)	TransUnion Holding Company, Inc. Historical	TransUnion Corp Predecessor Four Months Ended April 30, 2012 Historical(a)	Other Pro Forma Adjustments		TransUnion Holding Company, Inc. Pro Forma
Revenue	$767.0	$373.0	$—		$1,140.0
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	298.2	172.0	(21.4	)(b)	448.8
Selling, general and administrative	212.6	172.0	(69.2	)(b)	315.4
Depreciation and amortization	115.0	29.2	28.3	(c)	172.5

Total operating expenses	625.8	373.2	(62.3)		936.7
Operating income (loss)	141.2	(0.2)	62.3		203.3
Non-operating income and expense
Interest expense	(125.0)	(40.5)	(39.3	)(d)	(204.8)
Interest income	0.8	0.6	—		1.4
Other income and expense, net	(14.3)	(23.8)	39.2	(e)	1.1

Total non-operating income and expense	(138.5)	(63.7)	(0.1)		(202.3)
Income (loss) from operations before income taxes	2.7	(63.9)	62.2		1.0
(Provision) benefit for income taxes	(6.6)	11.5	(22.3)		(17.4)

Net Income (loss)	$(3.9)	$(52.4)	$39.9		$(16.4)

Notes to Unaudited Pro Forma Consolidated Statement of Income Data for the Twelve Months Ended December 31, 2012

(a)	Reflects the activity of TransUnion Corp Predecessor from January 1, 2012, through April 30, 2012, prior to the date TransUnion Holding acquired TransUnion Corp.
(b)	To remove the non-recurring incremental stock-based compensation and related expenses which are reflected in the historical financial statements of TransUnion Corp that resulted from the accelerated vesting of stock options upon TransUnion Holding’s acquisition of TransUnion Corp.
(c)	Reflects additional depreciation and amortization expense related to the purchase accounting fair value step-up in basis of assets as if the acquisition of TransUnion Corp occurred on January 1, 2012.

(d)	Reflects adjustments to interest expense as if the 2012 Change in Control Transaction and the issuance of the 8.125% notes occurred on January 1, 2012 as follows:

(In millions)
Additional interest on TransUnion Holding’s 9.625% notes	$(13.0)
Additional amortization of financing fees on TransUnion Holding’s 9.625% notes	(2.5)
Adjustment to interest expense resulting from amendment to Trans Union LLC senior secured term loan facility in connection with 2012 Change in Control Transaction	(2.4)
Elimination of the amortization of pre-acquisition deferred financing fees on Trans Union LLC senior secured term loan(1)	0.5
Additional amortization of the purchase accounting fair value adjustment to the basis of Trans Union LLC 11.375% notes(2)	5.6
Elimination of the amortization of pre-acquisition deferred financing fees on Trans Union LLC 11.375% notes(1)	0.6
Elimination of interest expense on RFC loan	0.3
Additional interest on TransUnion Holding’s 8.125% notes	(27.4)
Additional amortization of financing fees on TransUnion Holding’s 8.125% notes	(1.0)

Adjustment to interest expense	$(39.3)

(1)	On the date of the 2012 Change in Control Transaction, deferred financing fees related to TransUnion LLC debt were fair valued at zero. The adjustments above reverse the amortization of the deferred financing fees taken in 2012 prior to the 2012 Change in Control Transaction.
(2)	On the date of the 2012 Change in Control Transaction, the fair value of the Trans Union LLC 11.375% notes was greater than the carrying value, resulting in recording a note premium as part of the purchase accounting entries. The adjustment above reflects the additional amortization of the premium had the 2012 Change in Control Transaction occurred on January 1, 2012.
(e)	To remove the non-recurring incremental 2012 Change in Control Transaction costs which are reflected in the historical financial statements of TransUnion Holding and TransUnion Corp Predecessor.
(f)	Reflects the increase in tax expense using an estimated 36% rate due to the increase in pre-tax income from the adjustments described above.

Selected Historical Consolidated Financial Data

The following tables set forth the selected historical consolidated financial data of TransUnion Corp and TransUnion Holding for the periods ended and as of the dates indicated below.

The historical financial information included below for the years ended December 31, 2008 and 2009, and as of December 31, 2010, is derived from the audited consolidated financial statements of TransUnion Corp, which are not included in this prospectus. The historical financial information included below for the years ended December 31, 2010 and 2011, and each of the periods in the year ended December 31, 2012, and as of December 31, 2011 and 2012, in each case as indicated, is derived from the audited consolidated financial statements of TransUnion Holding or TransUnion Corp incorporated by reference into this prospectus. The historical financial information included below for the six months ended June 30, 2013, is derived from the unaudited consolidated financial statements of TransUnion Holding or TransUnion Corp incorporated by reference into this prospectus. The historical financial information included in this prospectus for TransUnion Holding’s and TransUnion Corp’s historical results are not necessarily indicative of the results expected for any future period.

You should read the following financial data together with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and TransUnion Holding’s and TransUnion Corp’s audited and unaudited financial statements and related notes incorporated by reference into this prospectus.

	TransUnion Corp Predecessor						TransUnion Corp Successor			TransUnion Holding Company, Inc.
	Twelve Months Ended December 31,				One Month Ended April 30, 2012	Four Months Ended April 30, 2012	Eight Months Ended December 31, 2012	Two Months Ended June 30, 2012	Six Months Ended June 30, 2013	From Date of Inception Through June 30, 2012	From Date of Inception Through December 31, 2012	Six Months Ended June 30, 2013
(in millions)	2008	2009	2010	2011
Income Statement Data:
Revenue	$1,015.9	$924.8	$956.5	$1,024.0	$92.4	$373.0	$767.0	$190.9	$591.3	$190.9	$767.0	$591.3
Cost of services	432.2	404.2	395.8	421.5	57.0	172.0	298.2	74.6	239.0	74.6	298.2	239.0
Selling, general and administrative	305.5	234.6	263.0	264.5	93.9	172.0	211.7	50.3	177.5	50.8	212.6	178.2
Depreciation and amortization	85.7	81.6	81.6	85.3	7.3	29.2	115.0	29.0	90.5	29.0	115.0	90.5

Total operating expense(1)	823.4	720.4	740.4	771.3	158.2	373.2	624.9	153.9	507.0	154.4	625.8	507.7
Operating income (loss)	192.5	204.4	216.1	252.7	(65.8)	(0.2)	142.1	37.0	84.3	36.5	141.2	83.6
Non-operating income and expense(2)	17.4	1.3	(133.1)	(185.6)	(30.5)	(63.7)	(69.9)	(17.9)	(49.6)	(49.5)	(138.5)	(97.6)

Income (loss) from continuing operations before income tax	209.9	205.7	83.0	67.1	(96.3)	(63.9)	72.2	19.1	34.7	(13.0)	2.7	(14.0)
(Provision) benefit for income tax	(75.5)	(73.4)	(46.3)	(17.8)	31.8	11.5	(24.3)	(8.3)	(11.4)	2.2	(6.6)	2.7

Income (loss) from continuing operations	134.4	132.3	36.7	49.3	(64.5)	(52.4)	47.9	10.8	23.3	(10.8)	(3.9)	(11.3)
Discontinued operations, net of tax	(15.9)	1.2	8.2	(0.5)	—	—	—	—	—	—	—	—

Net income (loss)	118.5	133.5	44.9	48.8	(64.5)	(52.4)	47.9	10.8	23.3	(10.8)	(3.9)	(11.3)
Less: net income attributable to noncontrolling interests	(9.2)	(8.1)	(8.3)	(8.0)	(0.6)	(2.5)	(4.9)	(1.2)	(2.9)	(1.2)	(4.9)	(2.9)

Net income (loss) attributable to TransUnion Corp or TransUnion Holding	$109.3	$125.4	$36.6	$40.8	$(65.1)	$(54.9)	$43.0	$9.6	$20.4	$(12.0)	$(8.8)	$(14.2)

	TransUnion Corp				TransUnion Holding Company, Inc.
	Historical
(in millions)	As of December 31, 2010 Predecessor	As of December 31, 2011 Predecessor	As of December 31, 2012 Successor	As of June 30, 2013 Successor	As of December 31, 2012	As of June 30, 2013
Balance Sheet Data
Cash and cash equivalents	$131.2	$107.8	$154.3	$130.2	$154.3	$130.2
Total assets(3)	954.2	1,005.8	4,320.7	4,211.0	4,378.8	4,275.1
Total debt(3)	1,606.0	1,601.2	1,682.9	1,668.5	2,680.9	2,666.7
Total stockholders’ equity	(862.0)	(824.4)	1,771.2	1,705.2	796.1	742.9

(1)	For the twelve months ended December 31, 2010, total operating expenses included $21.4 million of accelerated stock-based compensation and related expenses resulting from the 2010 Change in Control Transaction and a gain of $3.9 million on the trade in of mainframe computers. See Note 2, “Change in Control Transactions,” and Note 15, “Stock-Based Compensation,” in the combined notes to the consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction. For the twelve months ended December 31, 2011, total operating expenses included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge due to a regulatory change requiring a software platform replacement. For the four months ended April 30, 2012, TransUnion Corp Predecessor total operating expenses included $90.7 million of accelerated stock-based compensation and related expenses resulting from the 2012 Change in Control Transaction. See Note 2, “Change in Control Transactions,” and Note 15, “Stock-Based Compensation,” in the combined notes to the consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2012 Change in Control Transaction. For the six months ended June 30, 2013, total operating expenses included a $2.3 million loss on the disposal of a small operating company recorded in our International segment, a $1.1 million gain on the disposal of a product line recorded in our USIS segment and a $2.9 million one-time adjustment for tax expense related to prior years that was recorded in USIS and in Corporate as follows: USIS $2.6 million; and Corporate $0.3 million.

(2)	For the twelve months ended December 31, 2010, non-operating income and expense included $90.1 million of interest expense, $28.7 million of acquisition fees and $20.5 million of loan fees, primarily related to the 2010 Change in Control Transaction. See Note 2, “Change in Control Transactions,” in the combined notes to the consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction. See Note 13, “Debt,” in the combined notes to the consolidated financial statements appearing elsewhere in this prospectus for further information about interest expense and the refinancing. For the twelve months ended December 31, 2011, non-operating income and expense included $126.4 million of interest expense and, as a result of refinancing our senior secured credit facility in February 2011, a $9.5 million prepayment premium and $49.8 million write-off of unamortized loan costs incurred in connection with financing the 2010 Change in Control Transaction in June 2010. For the four months ended April 30, 2012, TransUnion Corp Predecessor non-operating income and expense included $40.5 million of interest expense and $24.5 million of acquisition expenses, primarily related to the 2012 Change in Control Transaction and the abandoned initial public offering process. From inception through December 31, 2012, TransUnion Holding’s non-operating income and expense included $125.0 million of interest expense and $15.2 million of acquisition expenses related to the 2012 Change in Control Transaction. See Note 2, “Change in Control Transactions,” in the combined notes to the consolidated financial statements appearing elsewhere in this prospectus for additional information about the impact of the 2012 Change in Control Transaction. For the eight months ended December 31, 2012, TransUnion Corp Successor non-operating income and expense included $72.8 million of interest expense and $2.4 million of acquisition expenses. For the six months ended June 30, 2013, TransUnion Holding’s non-operating income and expense included $99.0 million of interest expense and $5.6 million of acquisition expenses.
(3)	The change in total assets, total debt and stockholders’ equity at December 31, 2010, reflects the impact of the 2010 Change in Control Transaction, including the additional debt incurred to partially fund the transaction. See Note 2, “Change in Control Transactions,” in the combined notes to the consolidated financial statements appearing elsewhere in this prospectus for additional information about the impact of the 2012 and 2010 Change in Control Transactions. The increase in total assets, total debt and stockholders’ equity at December 31, 2012 reflects the impact of the 2012 Change in Control Transaction, including fair value adjustments to assets and liabilities and the additional debt incurred to partially fund the transaction, as well as additional debt incurred to fund a dividend to our shareholders in November 2012.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	TransUnion Holding Company, Inc.		TransUnion Corp.
	Six Months Ended June 30, 2013	From Date of Inception Through December 31, 2012	Predecessor and Successor Combined December 31, 2012	2011	2010	2009	2008
Ratio of earnings to fixed charges(1)	0.9	1.0	1.0	1.4	1.8	46.7	221.6

(1)	We have derived the ratio of earnings to fixed charges of TransUnion Holding for the six months ended June 30, 2013, from TransUnion Holding’s unaudited consolidated financial statements incorporated by reference into this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Holding for the period from the date of inception through December 31, 2012, from TransUnion Holding’s audited consolidated financial statements incorporated by reference into this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Corp Predecessor and Successor for the combined year ended December 31, 2012, from TransUnion Corp’s audited consolidated financial statements incorporated by reference into this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Corp for each of the years ended December 31, 2011 and 2010, from TransUnion Corp’s audited consolidated financial statements incorporated by reference into this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Corp for each of the years ended December 31, 2008 and 2009, from TransUnion Corp’s audited consolidated financial statements for such periods, which are not included in this prospectus. TransUnion Holding’s and TransUnion Corp’s historical results are not necessarily indicative of the results expected for any future period.

Description of Other Indebtedness

The following description of our other indebtedness does not purport to be complete and is qualified in its entirety by reference to the provisions of the various agreements and indentures related thereto.

Trans Union LLC Senior Secured Credit Facility

In connection with the 2010 Change in Control Transaction, Trans Union LLC entered into its senior secured credit facility.

Set forth below is a summary of the terms of the senior secured credit facility.

General

The senior secured credit facility provides for senior secured financing of up to $1,160.0 million, consisting of:

•	a $950.0 million senior secured term loan maturing on February 10, 2019, that was drawn in full in connection with the consummation of the 2010 Change in Control Transaction; and

•

a $210.0 million senior secured revolving credit facility maturing on June 15, 2015 with respect to $25.0 million of the revolving commitments, maturing on February 10, 2016 with respect to $30.0 million of the revolving commitments, maturing on February 10, 2017 with respect to $155.0 million of the revolving commitments, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, Trans Union LLC may request additional tranches of term loans or increases to the senior secured revolving credit facility in an aggregate amount up to a minimum of $350.0 million, plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

Trans Union LLC is the borrower under this facility. All borrowings under the senior secured credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest and Fees

Interest rates on borrowings under the senior secured credit facility are based, at our election, on LIBOR or an alternate base rate. The interest rate is subject to a floor between 1.25% and 1.75% for LIBOR loans and 2.50% to 2.75% for alternate base rate loans, plus an applicable margin of between 3.00% and 5.00% for LIBOR loans and 1.75% and 4.00% for base rate loans, based on the senior secured net leverage ratio. The alternate base rate is the highest of (a) the Federal Funds Rate plus 1/2 of 1.00%, (b) the Prime Lending Rate at such time and (c) LIBOR for an Interest Period of one month commencing on such day plus 1.00% per annum.

Any incremental term facility may have a different interest rate, provided that the interest rate of the incremental term facility, other than with respect to unsecured and junior lien incremental facilities, cannot exceed the interest rate on the existing senior secured term loan by greater than 0.50% without a corresponding increase in the senior secured term loan interest rate.

Swingline loans bear interest at the interest rate applicable to alternate base rate revolving loans.

In addition, Trans Union LLC is required to pay each lender a commitment fee of 0.50% quarterly in arrears on the daily unused commitments, excluding drawings under the swingline facility, under the senior secured revolving credit facility. Trans Union LLC is required to pay letter of credit fees equal to the applicable margin of LIBOR loans to be shared proportionately by the lenders as well as a fronting fee to be paid to the letter of credit issuer for its own account.

Prepayments

Subject to exceptions, the senior secured credit facility requires mandatory prepayments of senior secured term loans in amounts equal to:

•

beginning in 2014, between 0% and 50% of the prior year’s excess cash flows with such percentage determined based on the senior secured net leverage ratio for such prior year, each as defined in the senior secured credit facility;

•	100% of the net cash proceeds from asset sales and insurance recovery and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds from certain incurrences of debt.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts, with a 1% prepayment premium until the first anniversary of the amendment and extension (payable upon a repricing transaction whereby the senior secured credit facility is either refinanced or amended to reduce the effective yield of such indebtedness) and without premium or penalty thereafter, other than customary breakage costs with respect to LIBOR rate loans.

Amortization of Principal

The Trans Union LLC senior secured credit facility requires scheduled quarterly payments on the senior secured term loans equal to one-fourth of 1% of the original principal amount of the senior secured term loans, with the balance paid at maturity.

Collateral and Guarantors

The Trans Union LLC senior secured credit facility is guaranteed by TransUnion Corp and certain of its current and future domestic wholly-owned subsidiaries, and is secured by a perfected security interest in certain of Trans Union LLC’s existing and future property and assets and by a pledge of the capital stock of Trans Union LLC and its domestic subsidiaries and up to 65% of the capital stock of certain of its foreign subsidiaries.

Restrictive Covenants and Other Matters

As a condition to borrowing and as of the end of any fiscal quarter for which Trans Union LLC has borrowings outstanding under the senior secured revolving credit facility, the senior secured credit facility requires that Trans Union LLC has a senior secured leverage ratio, which is calculated net of up to $150.0 million of unrestricted cash and cash equivalents, equal to or less than 4.0 to 1.0 calculated on a pro forma basis. In addition, the senior secured credit facility includes negative covenants, subject to significant exceptions, restricting or limiting Trans Union LLC’s ability and the ability of Trans Union LLC’s restricted subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including the 11.375% notes;

•	amend or otherwise alter the terms of certain of our indebtedness, including the 11.375% notes;

•	enter into agreements limiting subsidiary distributions;

•	sell assets (including sale-leaseback transactions);

•	conduct transactions with affiliates;

•	change the business that we conduct;

•	issue disqualified equity interests;

•	change its fiscal year; and

•	enter into any agreement containing a restriction that limits the ability to grant liens in favor of the lenders under the senior secured credit facility.

The senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or material security document supporting the senior secured credit facility to be in full force and effect. If such an event of default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facility and all actions permitted to be taken by a secured creditor.

11.375% notes

On June 15, 2010, Trans Union LLC and TransUnion Financing Corporation (together, the “senior notes issuers”), wholly-owned subsidiaries of TransUnion Corp, issued the 11.375% notes to finance part of the 2010 Change in Control Transaction.

Optional Redemption

The senior notes issuers may redeem any of the 11.375% notes beginning on June 15, 2014, at the redemption prices set forth below (as a percentage of par) plus accrued and unpaid interest.

Year	Price
2014	105.688%
2015	102.844%
2016 and thereafter	100.000%

The senior notes issuers may also redeem any of the 11.375% notes at any time before June 15, 2014, at a redemption price equal to 100% of the aggregate principal amount of the existing notes to be redeemed plus a “make-whole” premium, as defined in the indenture governing Trans Union LLC’s senior notes, and accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of a change of control, holders of the 11.375% notes will have the right to require the senior notes issuers to repurchase any or all of Trans Union LLC’s senior notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date.

Asset Sales

If the senior notes issuers or any of their restricted subsidiaries sell assets under certain circumstances, the senior notes issuers will be required to make an offer to purchase the 11.375% notes at their face amount, plus accrued and unpaid interest, if any, to the purchase date.

Certain Covenants

The indenture governing the 11.375% notes restricts the senior notes issuers’ ability and the ability of their restricted subsidiaries to, among other things:

•	incur certain additional indebtedness and issue preferred stock;

•	make certain dividends, distributions, investments and other restricted payments;

•	sell certain assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to the senior notes issuers;

•	create certain liens;

•	merge, consolidate or sell substantially all of our assets; and

•	enter into certain transactions with affiliates.

The indenture also restricts the activities that TransUnion Financing Corporation can engage in.

These covenants are subject to a number of important exceptions and qualifications.

Description of the Notes

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, the terms “Issuer,” “we,” “our” or “us” refer to TransUnion Holding Company, Inc., a Delaware corporation.

The Issuer issued $600,000,000 aggregate principal amount of 9.625%/10.375% Senior PIK Toggle Notes (the “9.625% notes”) under an indenture dated March 21, 2012 (the “March 2012 Indenture”) between the Issuer and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Issuer issued $400,000,000 aggregate principal amount of 8.125% / 8.875% Senior PIK Toggle Notes (the “8.125% notes”) under an indenture dated November 1, 2012 (the “November 2012 Indenture”) between the Issuer and the Trustee. We refer to the 9.625% notes and the 8.125% notes collectively as the “notes.” We refer to the March 2012 Indenture and the November 2012 Indenture collectively as the “Indentures,” and individually as an “Indenture.” The terms of the notes include those stated in the related Indenture and certain provisions of the Trust Indenture Act made part of such Indenture by reference thereto.

The following description is only a summary of the material provisions of the Indentures and the notes and does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indentures and the notes because they, and not this description, define your rights as Holders of the notes. You may request copies of the Indentures and the notes at our address set forth under the heading “Summary.”

Brief Description of the Notes

The notes:

•	are general senior unsecured obligations of the Issuer;

•	are pari passu in right of payment with all existing and future Senior Indebtedness of the Issuer;

•	are senior in right of payment to any future Subordinated Indebtedness of the Issuer;

•	except in certain limited circumstances, are not guaranteed by any Subsidiary of the Issuer;

•	are effectively subordinated to any existing or future Indebtedness of the Issuer that is secured by Liens on assets of the Issuer to the extent of the value of such assets; and

•

are structurally subordinated to all existing and future Indebtedness (including the 11. 375% notes and Indebtedness under the Senior Credit Facilities) of, and other claims and obligations (including preferred stock) of, the Subsidiaries of the Issuer, except to the extent the notes are guaranteed by any Subsidiary of the Issuer in the future.

Note Guarantees

The notes are not guaranteed by any of the Issuer’s Subsidiaries.

To the extent that any Subsidiary of the Issuer guarantees the notes in the future pursuant to the covenant described under “Certain Covenants—Future Guarantees,” then such Subsidiary Guarantor, as primary obligor and not merely as surety, will, jointly and severally with any other Subsidiary Guarantor, irrevocably and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indentures and the notes, whether for payment of principal of, premium, if any, or interest in respect of the notes, expenses, indemnification or otherwise, on the terms set forth in the Indentures.

The obligations of each Subsidiary Guarantor (if any) under its Subsidiary Guarantee will be limited as necessary to prevent the Subsidiary Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indentures to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes and Our Indebtedness—Federal and state fraudulent transfer laws may permit a court to void the notes, and if that occurs, you may not receive any payments on the notes.”

A Subsidiary Guarantee by a Subsidiary Guarantor (if any) shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(a)	any sale, exchange or transfer (by merger or otherwise) of (i) the Capital Stock of such Subsidiary Guarantor (including any sale, exchange or transfer after which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary) or (ii) all or substantially all the assets of such Subsidiary Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indentures;

(b)	the release or discharge of the guarantee that resulted in the creation of such Subsidiary Guarantee pursuant to the covenant described below under “Certain Covenants—Future Guarantees”;

(c)	the proper designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; or

(d)	the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indentures being discharged in accordance with the terms of the Indentures.

Ranking

The payment of the principal of, premium, if any, and interest on the notes and the payment of any future Subsidiary Guarantee, if any, ranks pari passu in right of payment with all Senior Indebtedness of the Issuer or the relevant Subsidiary Guarantor, as the case may be.

The Issuer does not have any operations or any material assets other than the ownership of the Capital Stock of TransUnion Corp. The operations of the Issuer are conducted entirely through its indirect Subsidiaries and, therefore, the Issuer depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. Accordingly, the Issuer’s ability to make any cash payments to the Holders of the notes is limited by the Senior Credit Facilities and the 11.375% notes, each of which limits the ability of TransUnion Corp and its Subsidiaries to pay dividends or make other distributions to the Issuer. There can be no assurance that sufficient funds will be available when necessary to make any required cash payments under the notes. See “Risk Factors—Risks Related to the Notes and Our Indebtedness—Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries.”

In addition, unless a Subsidiary of the Issuer is a Subsidiary Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Issuer, including the Holders of the notes. The notes, therefore, are structurally subordinated to claims of holders of Indebtedness, including the lenders under the Senior Credit Facilities and the holders of the 11.375% notes, and other creditors (including trade creditors) and preferred stockholders (if any) of all Subsidiaries of the Issuer that are not Subsidiary Guarantors.

As of June 30, 2013,

(1)	the Issuer on a stand-alone basis had $1,000.0 million of Indebtedness outstanding consisting of the 9.625% notes and the 8.125% notes; and

(2)	TransUnion Corp and its Subsidiaries had $1,563.7 million face value of total Indebtedness outstanding, including borrowings under the Senior Credit Facilities and the 11.375% notes, all of which would be structurally senior to the notes.

Although the Indentures contain limitations on the amount of additional Indebtedness that the Issuer and its Restricted Subsidiaries may incur, such limitations are subject to significant exceptions and qualifications. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the notes in the Borough of Manhattan, City of New York. The initial paying agent for the notes will be the Trustee.

The Issuer will also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the related Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $600,000,000 of 9.625% notes and $400,000,000 of 8.125% notes. The notes will mature on June 15, 2018. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional notes from time to time under the Indentures (“Additional Notes”).

In addition, if the Issuer is entitled to pay PIK Interest (as defined herein) or Partial PIK Interest (as defined herein) in respect of the notes as described below, the Issuer may elect (subject to the restrictions described below) to either increase the outstanding principal amount of the notes or issue additional Notes (the “PIK Notes”) under the related Indenture having the same terms as the notes offered hereby (in each case, a “PIK Payment”). The notes and any Additional Notes and PIK Notes subsequently issued under an Indenture shall be treated as a single class for all purposes under such Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “notes” for all purposes of each Indenture and this “Description of the Notes” include any Additional Notes and any PIK Notes that are actually issued and any references to “principal amount” of the notes include any increase in the principal amount of the notes as a result of a PIK Payment.

The 9.625% notes bear interest at a rate of 9.625% per annum with respect to Cash Interest (as defined herein) and 10.375% per annum with respect to any PIK Interest (including any Partial PIK Interest) from the related Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on March 1 and September 1 whether or not such date is a business day immediately preceding each March 15 and September 15 of each year (each such date, an “Interest Payment Date” with respect to the 9.625% notes), commencing with the March 15, 2013 Interest Payment Date.

The 8.125% notes bear interest at a rate of 8.125% per annum with respect to Cash Interest and 8.875% per annum with respect to any PIK Interest (including any Partial PIK Interest) from the related Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on June 1 and December 1 whether or not such date is a business day immediately preceding each June 15 and December 15 of each year (each such date, an “Interest Payment Date” with respect to the 8.125% notes), commencing with the June 15, 2013 Interest Payment Date.

Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months (provided that interest in respect of the final Interest Period ending at stated maturity shall be paid in cash). Subject to the issuance of PIK Notes as described herein, the notes will be issued in minimum denominations of $2,000 and integral multiples of $1.00 in excess thereof. PIK Payments on the PIK Notes will be made in PIK Note denominations of $1.00 and any integral multiple of $1.00 in excess thereof.

Except as provided in the immediately succeeding sentence and the definition of “Applicable Amount,” interest on the notes shall be payable entirely in cash (such interest, “Cash Interest”) on the then outstanding principal amount of the notes. For any Interest Period (as defined herein) after the initial Interest Period and other than the Interest Period ending at stated maturity, if the Applicable Amount (as defined herein) as determined on the Determination Date (as defined herein) for such Interest Period shall:

(i)

equal or exceed 75%, but less than 100%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on (a) 25% of the then outstanding principal amount of the notes by increasing the principal amount of the notes or issuing PIK Notes and (b) 75% of the then outstanding principal amount of the notes in cash;

(ii)	equal or exceed 50%, but be less than 75%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on (a) 50% of the then outstanding principal amount of the notes by increasing the principal amount of the notes or issuing PIK Notes and (b) 50% of the then outstanding principal amount of the notes in cash;

(iii)	equal or exceed 25%, but be less than 50%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on (a) 75% of the then outstanding principal amount of the notes by increasing the principal amount of the notes or issuing PIK Notes and (b) 25% of the then outstanding principal amount of the notes in cash; or

(iv)	be less than 25% of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on the notes entirely by increasing the principal amount of the then outstanding notes or by issuing PIK Notes.

Notwithstanding the foregoing, if the Issuer or any of its Restricted Subsidiaries makes an Equity Restricted Payment on any date (other than a Determination Date), then interest on the notes in respect of the Interest Period corresponding to the Determination Date immediately following the date of such Equity Restricted Payment shall be paid entirely in cash. The payment of interest on the notes through an increase in the principal amount of the outstanding notes or through the issuance of PIK Notes is herein referred to as (i) “PIK Interest” to the extent all interest due on an Interest Payment Date is so paid and (ii) “Partial PIK Interest” to the extent that only a portion of the interest due on an Interest Payment Date is so paid.

The insufficiency or lack of funds available to the Issuer to pay Cash Interest as required by the immediately preceding paragraph shall not permit the Issuer to pay PIK Interest (including Partial PIK Interest) in respect of any Interest Period and the sole right of the Issuer to elect to pay PIK Interest shall be as (and to the extent) provided in the immediately preceding paragraph. We cannot assure you that TransUnion Corp will have the ability to dividend funds to us in order to allow us to make Cash Interest payments on the notes. The ability of TransUnion Corp and its Subsidiaries to make dividends or distributions to us is subject to important limitations. See “Description of Other Indebtedness” and “Risk Factors—Risks Related to the Notes and Our Indebtedness—TransUnion Holding is the sole obligor of the notes and its direct and indirect subsidiaries do not guarantee its obligations under the notes and do not have any obligation with respect to the notes.”

As used herein,

(a)

“Applicable Amount” shall be the amount equal to the sum (without duplication) of (i)(a) the maximum amount of all dividends and distributions which, as of the applicable Determination Date, would be permitted to be paid in cash to the Issuer (in a manner that does not restrict the use of such cash for paying Cash Interest, including dividends and distributions the distribution of which are conditioned upon such being utilized for a purpose other than paying Cash Interest (including, without limitation, amounts permitted to be distributed to the Issuer solely for the purpose of paying taxes attributable to the Issuer’s consolidated Subsidiaries) as the result of restrictions on the ability to make such dividends or distributions; provided such restrictions are otherwise permitted by the covenant described under “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” including, without limitation, any restrictions and limitations in the Senior Credit Facilities, the 11.375% notes or any agreement that amends, modifies, renews, increases, supplements, refunds, replaces or refinances such Indebtedness, (collectively “Restricted Cash”) by all direct and indirect Restricted Subsidiaries of the Issuer after giving effect to all corporate shareholder or other comparable actions required in order to make such payment, requirements of applicable law and all restrictions on the ability to make such dividends or distribution that are otherwise permitted by the covenant described under “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” (including, without limitation, any restrictions and limitations in the Senior Credit Facilities, the 11.375% notes or any agreement that amends, modifies, renews, increases, supplements, refunds, replaces or refinances such Indebtedness) and, in each case, without regard to whether any such Restricted Subsidiary shall have any funds available to make any such dividends or distributions, less (b) $20.0 million and (ii) (a) all cash and Cash Equivalents on hand at the Issuer as of such Determination Date (other than any cash and Cash Equivalents on hand at the Issuer that constitute Restricted Cash) less (b) $2.0 million; provided that the amount pursuant to this clause (ii) shall not be less than $0.

When calculating the Applicable Amount as of any Determination Date with respect to a particular Interest Period, the Applicable Amount shall be calculated on a pro forma basis after giving effect to any dividends and/or distributions to be paid in cash to the Issuer in respect of any future payment of interest on the notes that is, as of such Determination Date, required to be paid in cash during such Interest Period under either Indenture (or the notes).

To the extent that interest on the notes with respect to an Interest Period will not be paid entirely in cash, the Applicable Amount shall be calculated by the Issuer and shall be set forth in an Officer’s Certificate delivered to the Trustee prior to the first day of the relevant Interest Period in which it is to be applied, which Officer’s Certificate shall set forth in reasonable detail the Issuer’s determination of each component of this definition and in the case of clause (i)(a) identifying in reasonable detail the applicable restrictions and the maximum amount of funds that may be paid after giving effect to such restriction. To the extent the Issuer is required pursuant to the fourth paragraph of this section “Principal, Maturity and Interest” and the definition of “Applicable Amount” to pay Cash Interest for all or any portion of the interest due on any Interest Payment Date, the Issuer shall and shall cause each of its Restricted Subsidiaries to take all such shareholder, corporate and other actions necessary or appropriate to permit the making of any such dividends or distributions;

(b)	“Determination Date” shall mean, with respect to each Interest Period, the fifteenth calendar day immediately prior to the first day of such Interest Period; and

(c)	“Interest Period” shall mean the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date with the exception that the first Interest Period with respect to the 9.625% notes commenced on and included March 21, 2012 and ended on and included September 14, 2012, and the first Interest Period with respect to the 8.125% notes commenced on and included November 1, 2012 and ended on and included June 14, 2012 (the Interest Payment Date for any Interest Period shall be the Interest Payment Date occurring on the day immediately following the last day of such Interest Period).

In the event that the Issuer shall determine to pay PIK Interest (including Partial PIK Interest) for any Interest Period, then the Issuer shall deliver a notice (a “PIK Notice”) to the Trustee following the Determination Date but prior to the first day of the relevant Interest Period, which notice shall state the total amount of interest to be paid on the Interest Payment Date in respect of such Interest Period and the amount of such interest to be paid as PIK Interest or Partial PIK Interest, as the case may be. The Trustee, on behalf of the Issuer, shall promptly deliver a corresponding notice provided by the Issuer to the Holders. For the avoidance of doubt, interest on the notes in respect of any Interest Period for which a PIK Notice is not delivered in accordance with the first sentence of this paragraph must be paid entirely in cash. In addition, notwithstanding anything to the contrary, if the Issuer or any of its Restricted Subsidiaries makes an Equity Restricted Payment during the period commencing on the Determination Date with respect to a particular Interest Period and prior to delivering a PIK Notice to the Trustee in respect of such Interest Period, interest on the notes in respect of such Interest Period shall be paid entirely in cash. Interest for the first Interest Period commencing on the related Issue Date was paid, and for the last Interest Period ending at stated maturity shall be payable entirely in cash.

Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of the notes as described under “Optional Redemption,” and “Mandatory Redemption; Offers to Purchase; Open Market Purchases” or in connection with any repurchase of the notes as described under “Repurchase at the Option of Holders” shall be made solely in cash.

Any PIK Interest (including Partial PIK Interest) on the notes will be payable to Holders and (x) with respect to the notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global notes by an amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar) and (y) with respect to notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. In the event that the Issuer is entitled to and elects to pay Partial PIK Interest for any Interest Period, each holder will be entitled to receive Cash Interest in respect of the applicable percentage of the principal amount of the notes held by such holder on the relevant record date and PIK Interest in respect of the remaining percentage of the principal amount of the notes held by such holder on the relevant record date. Following an increase in the principal amount of the outstanding global notes as a result of a PIK Payment, the global notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be distributed to holders, dated as of the applicable Interest Payment Date and will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. All notes issued pursuant to a PIK Payment will mature on June 15, 2018 and will be governed by, and subject to the terms, provisions and conditions of, the related Indenture and shall have the same rights and benefits as the notes issued on the related Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

If the notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code, at the end of each “accrual period” (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the related Issue Date (each, an “AHYDO redemption date”), the Issuer will be required to redeem for cash a portion of each such note then outstanding equal to the “Mandatory Principal Redemption Amount” (each such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each note redeemed pursuant to any Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. “Mandatory Principal Redemption Amount” means, as of each AHYDO redemption date, the portion of a note required to be redeemed to prevent such note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of notes prior to any AHYDO redemption date pursuant to any other provision of an Indenture will alter the Issuer’s obligation to make any Mandatory Principal Redemption with respect to any related notes that remain outstanding on such AHYDO redemption date.

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Issuer may be required to offer to purchase notes as described under the caption “Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer is not entitled to redeem the notes at its option prior to June 15, 2014.

At any time prior to June 15, 2014, the Issuer may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice delivered to the registered address of each Holder of notes, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to the date of redemption (the “Redemption Date”), subject to the rights of Holders of notes on the relevant record date to receive interest due on the relevant Interest Payment Date.

On and after June 15, 2014, the Issuer may redeem the notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable Redemption Date, subject to the right of Holders of notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below:

9.625% notes

Year	Percentage
2014	104.8125%
2015 and thereafter	100.000%

8.125% notes

Year	Percentage
2014	104.063%
2015	102.031%
2016 and thereafter	100.000%

In addition, until June 15, 2014, the Issuer may, at its option, on one or more occasions redeem 35% of the aggregate principal amount of the 9.625% notes at a redemption price equal to 109.625% of the aggregate principal amount thereof, and up to 35% of the aggregate principal amount of 8.125% notes at a redemption price equal to 108.125% of the aggregate principal amount thereof, in each case plus accrued and unpaid interest thereon to the applicable Redemption Date, subject to the right of Holders of notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date, with the net cash proceeds of an Initial Public Offering to the extent such net cash proceeds are received by or contributed to the Issuer; provided that at least 50% of the sum of the aggregate principal amount of notes originally issued under an Indenture and any Additional Notes issued under such Indenture after the related Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Initial Public Offering.

The Trustee shall select the notes to be purchased in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Any notice of redemption may be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date as so delayed.

The Issuer will provide prompt written notice to the Trustee at least one business day prior to the Redemption Date rescinding such redemption in the event that any such condition precedent shall not have occurred, and such redemption and notice of redemption shall be rescinded and of no force or effect. Upon receipt of such notice from the Issuer rescinding such redemption, the Trustee will promptly send a copy of such notice to the Holders of the notes to be redeemed in the same manner in which the notice of redemption was given.

Repurchase at the Option of Holders

Change of Control

The notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1)	that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3)	that any note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless the Issuer defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)	that Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender such notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their tendered notes and their election to require the Issuer to purchase such notes, provided that the paying agent receives, not later than the close of business on the Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the notes, the principal amount of notes tendered for purchase, and a statement that such Holder is withdrawing its tendered notes and its election to have such notes purchased;

(7)	that if the Issuer is redeeming less than all of the notes, the Holders of the remaining notes will be issued new notes (through book-entry transactions if global notes) and such new notes will be equal in principal amount to the unpurchased portion of the notes surrendered. The unpurchased portion of the notes must be equal to $2,000 or an integral multiple of $1.00 in excess thereof (or, if a PIK payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK notes); and

(8)	the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the related Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in such Indenture by virtue thereof.

By 10:00 AM (New York City time) on the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1)	accept for payment all notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered, and

(3)	deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an Officer’s Certificate to the Trustee stating that such notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and the 11.375% notes limit, and future credit agreements or other agreements relating to Indebtedness to which the Issuer or its Subsidiaries become a party may prohibit or limit, the ability of TransUnion Corp to make dividends or other distributions to the Issuer to enable the Issuer to purchase any notes as a result of a Change of Control. In the event a Change of Control occurs at a time when TransUnion Corp is prohibited from dividending or distributing funds to the Issuer to enable the Issuer to purchase the notes, TransUnion Corp could seek the consent of its lenders and the holders of the 11.375% notes to permit the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If TransUnion Corp does not obtain such consent or repay such borrowings, the Issuer may be unable to obtain the funds to purchase the notes. In such case, the Issuer’s failure to purchase tendered notes would constitute an Event of Default under the related Indenture. The Senior Credit Facilities will, and future credit agreements or other agreements relating to Indebtedness to which the Issuer or its Subsidiaries become a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indentures). If we experience a change of control that triggers a default under the Senior Credit Facilities or such other Indebtedness, we could seek a waiver of such defaults or seek to refinance the Senior Credit Facilities or such other Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such other Indebtedness, such default could result in amounts outstanding under such Indebtedness being declared due and payable and could cause a Receivable Facility to be wound down. Accordingly, the Issuer’s ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by their then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuer and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuer and the initial purchasers of the notes. The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indentures, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on the Issuer’s ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indentures can be waived only with the consent of the Holders of a majority in principal amount of the related notes then outstanding. Except for the limitations contained in such covenants, however, the Indentures will not contain any covenants or provisions that may afford Holders of the notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indentures applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption has been given pursuant to the Indentures as described above under the caption “Optional

Redemption,” unless and until there is a default in the payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Change of Control Payment Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Change of Control Payment Date, or by the Change of Control Payment Date as so delayed.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Issuer to make an offer to repurchase the notes as described above.

The provisions under each Indenture relative to the Issuer’s obligation to make an offer to repurchase the related notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of such Notes.

Asset Sales

Each Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the consideration therefore received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b)	any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c)	any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) (other than securities received and not yet liquidated pursuant to clause (b) that are at that time outstanding), not to exceed 2.5% of Adjusted Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or any Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1)	to reduce:

(a)	Obligations under Senior Indebtedness that is secured by a Lien permitted by the Indentures and, if the Obligations repaid are revolving credit Obligations, to correspondingly reduce commitments with respect thereto;

(b)	Obligations under unsecured Senior Indebtedness (and, if the Obligations repaid are revolving credit Obligations, to correspondingly reduce commitments with respect thereto), provided that the Issuer shall equally and ratably reduce Obligations under the notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(c)	Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(2)	to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or one of the Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, including Capital Stock, in each of (a), (b) and (c) used or useful in a Similar Business;

(3)	to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or one of the Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets, including Capital Stock, that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale; or

(4)	any combination of the foregoing;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if no Second Commitment is entered into or any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuer shall make an offer to all Holders of the notes and, if required by the terms of any Indebtedness that is pari passu with the notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the notes and such Pari Passu Indebtedness that is a minimum denomination of $2,000 or an integral multiple of $1.00 in excess thereof (or if a PIK Payment has been made, in minimum denominations $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK Notes) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indentures. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indentures, with a copy to the Trustee.

To the extent that the aggregate amount of notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indentures. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indentures.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the related Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in such Indenture by virtue thereof.

Notwithstanding the foregoing, the following Asset Sales shall not be subject to the first paragraph of this covenant (but any Net Proceeds therefrom shall otherwise be applied in accordance with this covenant):

(1)	transfers of property subject to casualty or condemnation proceedings; and

(2)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between, the joint venture parties set forth in joint venture and similar binding agreements.

The Senior Credit Facilities and the 11.375% notes limit, and future credit agreements or other agreements relating to Indebtedness to which the Issuer or its Subsidiaries become a party may prohibit or limit, the ability of TransUnion Corp to make dividends or other distributions to the Issuer to enable the Issuer to purchase notes pursuant to this Asset Sales covenant. In the event the Issuer is not able to purchase the notes, the Issuer could seek the consent of its lenders and the holders of the 11.375% notes to permit the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it may remain unable to purchase the notes. In such case, the Issuer’s failure to purchase tendered notes would constitute an Event of Default under the Indentures.

Selection and Notice

If the Issuer is redeeming less than all of the 9.625% notes or less than all of the 8.125% notes issued by it at any time, the Trustee will select the notes to be redeemed (a) if such notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such notes are listed; (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of such notes or a satisfaction and discharge of the related Indenture. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the Holder upon cancellation of the original note or otherwise reflect such reduction in accordance with the procedures of DTC. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indentures. If on any date following the related Issue Date (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the related Indenture, then, beginning on that day subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this “Description of the Notes” section of this prospectus (collectively, the “Suspended Covenants”) will be suspended:

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5)	“—Transactions with Affiliates”;

(6)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;” and

(7)	“—Future Guarantees.”

During any period that the foregoing covenants have been suspended, the Issuer’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (as defined herein) and the Issuer and any of the Restricted Subsidiaries will be permitted, without causing a Default or Event of Default, to honor or otherwise perform any contractual commitments or obligations in the future after any date on which the related notes no longer have an Investment Grade Rating from both of the Rating Agencies as long as such contractual commitments or obligations were entered into during the Suspension Period and not in anticipation of such notes no longer having an Investment Grade Rating from both of the Rating Agencies.

Notwithstanding the foregoing, if on any subsequent date one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the ratings assigned to the notes below an Investment Grade Rating, the foregoing covenants will be reinstituted as of and from the date of such rating decline (any such date, a “Reversion Date”). The period of time between the suspension of covenants as set forth above and the Reversion Date is referred to as the “Suspension Period.” All Indebtedness incurred (including Acquired Indebtedness) and Disqualified Stock or Preferred Stock issued during the Suspension Period will be deemed to have been incurred or issued in reliance on the exception provided by clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect prior to, but not during, the period that the “Restricted Payments” covenant was suspended as set forth above; provided, for the sake of clarity, that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. For purposes of determining compliance with the covenant described above under the caption “Repurchase at the Option of Holders—Asset Sales,” the Excess Proceeds from all Asset Sales not applied in accordance with such covenant will be deemed to be reset to zero after the Reversion Date. The Issuer shall promptly upon its occurrence deliver to the Trustee an Officer’s Certificate notifying the Trustee of the event giving rise to Suspended Covenants or a Reversion Date, the date thereof and identifying the Suspended Covenants. The Trustee shall not have any obligation to monitor the occurrence or dates of any Suspended Covenants or Reversion Date and may rely conclusively on such Officer’s Certificate. The Trustee shall not have any obligation to notify the holders of the occurrence or dates of any Suspended Covenant or Reversion Date.

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(I)	declare or pay any dividend or make any payment or distribution on account of the Issuer’s or any of the Restricted Subsidiaries’ Equity Interests (including any dividend or distribution payable in connection with any merger or consolidation) other than:

(a)	dividends, payments or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b)	dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(II)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by Persons other than a Restricted Subsidiary, including in connection with any merger or consolidation;

(III)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a)	Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV)	make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	immediately after giving effect to such transaction on a pro forma basis, (A) with respect to a Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TransUnion Corp or any Restricted Subsidiary of TransUnion Corp), the Issuer could incur at least $1.00 of additional Indebtedness under the provisions of clause (i) of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (B) with respect to a Restricted Payment by TransUnion Corp or any Restricted Subsidiary of TransUnion Corp, TransUnion Corp could incur at least $1.00 of additional Indebtedness under the provisions of clause (ii) of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments (the amount of any Restricted Payment, if made other than in cash, to be based upon the fair market value at the time of such Restricted Payment) made by the Issuer and the Restricted Subsidiaries after March 21, 2012 (including Restricted Payments permitted by clauses (1), (7) and (12) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from April 1, 2012 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b)	100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after March 21, 2012 (other than in connection with the consummation of the Merger and other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)	(A) Equity Interests of the Issuer, but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x)	Equity Interests of the Issuer to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after March 21, 2012 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (3) of the next succeeding paragraph; and

(y)	Designated Preferred Stock; and

(B)	to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii)	debt securities or other Indebtedness of the Issuer that have (or has) been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer or, if such fair market value exceeds $30.0 million, in writing by an Independent Financial Advisor, of marketable securities or other property contributed to the capital of the Issuer following March 21, 2012 (other than (W) in connection with the consummation of the Merger, (X) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (Y) to the extent contributed by a Restricted Subsidiary and (Z) Excluded Contributions); plus

(d)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from the Issuer or such Restricted Subsidiary and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, in each case after March 21, 2012; or

(ii)	the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after March 21, 2012; plus

(e)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after March 21, 2012, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value exceeds $30.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent such Investment constituted a Permitted Investment.

Notwithstanding the forgoing, the maximum amount available pursuant to this clause (3) to fund Equity Restricted Payments shall be equal to the sum of clauses (a) through (e) above, calculated by substituting (i) “October 1, 2012” for “April 1, 2012” in clause (a) and (ii) “November 1, 2012” for “March 21, 2012” in clauses (b) through (e).

The foregoing provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indentures;

(2)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Subsidiary Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b)	such new Indebtedness is subordinated to the notes or the applicable Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c)	such new Indebtedness has a final scheduled maturity date either (i) equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (ii) at least 90 days following the final maturity date of the notes; and

(d)	such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(3)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (3) do not exceed in any calendar year $10.0 million (which shall increase to $20.0 million subsequent to the consummation of a public Equity Offering of the Issuer or any direct or indirect parent) (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum (without giving effect to the following proviso) of $20.0 million (which shall increase to $40.0 million subsequent to the consummation of a public Equity Offering of the Issuer or any direct or indirect parent) in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after March 21, 2012, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or the Restricted Subsidiaries after March 21, 2012; less

(c)	the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (3);

and provided, further, that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indentures;

(4)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(5)	(a)	the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the related Issue Date;

(b)	the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent issued after the related Issue Date, provided that (x) the amount of dividends paid pursuant to clause (a) or (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock and (y) in the case of each of (a) and (b) of this clause (5), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(6)	repurchases of Equity Interests deemed to occur upon, or cash payments in lieu of the issuance of fractional shares in connection with, in each case, the exercise of stock options, warrants or other securities convertible into or exchangeable for Equity Interests (or the declaration and payment of distributions or dividends, as applicable, or the making of loans, in each case, to any direct or indirect parent of the Issuer to fund such repurchases or cash payments) if, (a) in the case of repurchases of Equity Interests, such Equity Interests represent a portion of the exercise price of such options or warrants or (b) in the case of cash payments, any such cash payment shall not be for the purpose of circumventing the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Issuer or any direct or indirect parent of the Issuer);

(7)	the making (or declaration) and payment of distributions or dividends, as applicable, on the Issuer’s common stock (or the payment of distributions or dividends, as applicable, to any direct or indirect parent of the Issuer to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the related Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(8)	Restricted Payments that are made with Excluded Contributions;

(9)	other Restricted Payments (excluding Equity Restricted Payments) in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (9) not to exceed $40.0 million;

(10)	distributions or payments of Receivables Fees;

(11)	(x) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates” (other than clause (2) thereof) and (y) the declaration and payment of a one-time dividend, distribution or other Restricted Payment by the Issuer in an amount not to exceed the proceeds of the $400.0 million in aggregate principal amount of the 8.125% notes;

(12)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(13)	the declaration and payment of distributions or dividends, as applicable, by the Issuer or its Restricted Subsidiaries to, or the making of loans to, any direct or indirect parent (or, solely in the case of clause (b) below, to an Affiliate of the Issuer that is the common parent of a consolidated, combined or unitary group including the Issuer or any of its Restricted Subsidiaries, as applicable, for the purpose of income tax liabilities under the laws of any state of the United States, the District of Columbia, or any territory thereof), in amounts required for any such direct or indirect parents (or such Affiliates) to pay, in each case without duplication,

(a)	franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b)

federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and/or its Restricted Subsidiaries (as applicable) and, to the extent of the amount actually received by the Issuer (or its Restricted Subsidiaries) from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any taxable period does not exceed the amount that the Issuer and/or its Restricted Subsidiaries (as applicable) would be required to pay in respect of federal, state and local income taxes for such taxable period were the Issuer, its Restricted Subsidiaries and/or its Unrestricted Subsidiaries (to the extent described above), as applicable, to pay such taxes separately from any such parent entity (or such Affiliate);

(c)	customary salary, bonus, indemnification obligations and other benefits payable to directors, officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses, indemnification obligations and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d)	general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e)	fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering or other financing transaction of such parent entity;

(14)	the distribution, dividend or otherwise of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(15)	payments and distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole that complies with the terms of the Indentures, including the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets”; provided that payments and distributions shall be permitted under this clause (15) only to the extent they are not otherwise permitted under this covenant; and

(16)	the payment of dividends, other distributions and other amounts by the Issuer to, or the making of loans to, any direct or indirect parent of the Issuer in the amount required for such parent to, if applicable, pay amounts equal to amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal (including AHYDO Catch Up Payments) on Indebtedness the proceeds of which have been permanently contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer or any Restricted Subsidiary incurred in accordance with the covenant described under the caption “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the proceeds contributed to the Issuer or such Restricted Subsidiary shall not increase amounts available for Restricted Payments pursuant to clause (3) of the first paragraph of this “Limitation on Restricted Payments” covenant; provided further that the aggregate amount of such dividends shall not exceed the amount of cash actually contributed to the Issuer for the incurrence of such Indebtedness;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (9) and (14), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (16) in paragraph (b) above, or is entitled to be incurred pursuant to paragraph (a) above, the Issuer will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant.

All of the Issuer’s Subsidiaries are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the

Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (8), (9) or (14) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indentures.

Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly make any Equity Restricted Payment if (i) the Issuer paid (or, if applicable, has elected to pay) all or any portion of the interest due on the notes in the form of PIK Interest or Partial PIK Interest on the Interest Payment Date immediately preceding the date (or occurring on the date) of the proposed Equity Restricted Payment or (ii) if, as of the date of the proposed Equity Restricted Payment, the Issuer has elected to pay all or any portion of the interest due on the notes on any future Interest Payment Date in the form of PIK Interest or Partial PIK Interest (or has delivered a PIK Notice in respect of any future Interest Payment Date).

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that (i) the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of the Restricted Subsidiaries (other than TransUnion Corp or any Restricted Subsidiary of TransUnion Corp) may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries for the Issuer’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period and (ii) TransUnion Corp may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of the Restricted Subsidiaries of TransUnion Corp may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for TransUnion Corp and its Restricted Subsidiaries for TransUnion Corp’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1)

the incurrence of Indebtedness under Credit Facilities (which in the case of clause (ii) below shall be Secured Indebtedness) by the Issuer or any of the Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), in an aggregate principal amount not to exceed the greater of (i) $1,440.0 million plus (x) the amount by which amounts outstanding under the term loan facility of the Senior Credit Facilities on

November 1, 2012 exceed $940.0 million and (y) the amount by which aggregate commitments under the revolving credit facility of the Senior Credit Facilities as in effect on November 1, 2012 exceed $200.0 million or (ii) the maximum principal amount of Secured Indebtedness that could be incurred such that after giving effect to such incurrence, the Consolidated Secured Debt Ratio would be no greater than 3.0 to 1.0, in each case, outstanding at any one time, less the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with proceeds from an Asset Sale or series of related Asset Sales;

(2)	the incurrence by the Issuer and any Subsidiary Guarantor of Indebtedness represented by the notes (other than any Additional Notes) or any PIK Notes issued from time to time in respect of any PIK Payment in accordance with the terms of the Indentures and any Subsidiary Guarantee with respect to the foregoing;

(3)	Indebtedness of the Issuer and the Restricted Subsidiaries in existence on the related Issue Date (other than Indebtedness described in clauses (1) and (2), but including the 11.375% notes and the guarantees by Restricted Subsidiaries in respect thereof and, in the case of the 8.125% notes, the 9.625% notes);

(4)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of the Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, including, without limitation, through the direct purchase of assets or the Capital Stock of any Person owning such assets in an amount not to exceed the greater of (x) $30.0 million and (y) 1.0% of Adjusted Total Assets at the time of incurrence;

(5)	Indebtedness incurred by the Issuer or any of the Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, workers’ compensation claims, self-insurance obligations, bankers’ acceptances or similar instruments in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6)	Indebtedness arising from agreements of the Issuer or the Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn outs or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that with respect to dispositions the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(7)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is expressly subordinated in right of payment to the notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8)

Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated in right of payment to the Subsidiary Guarantee of the notes of such Subsidiary Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of the Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(11)	obligations in respect of performance, bid, appeal, statutory, export or import, customs, revenue and surety bonds and completion guarantees or similar instruments provided by the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(12)	(a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the Issuer since immediately after March 21, 2012 from the issue or sale of Equity Interests of the Issuer (or any direct or indirect parent of the Issuer) or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $150.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13)	the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees and expenses in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b)	to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the notes or any Subsidiary Guarantee, such Refinancing Indebtedness is subordinated or pari passu to the notes or the Subsidiary Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c)	shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor; or

(iii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided, further, that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness and any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor;

(14)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indentures; provided that after giving effect to such acquisition or merger, either:

(a)	(x) in the case of Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any of its Restricted Subsidiaries (other than TransUnion Corp or any of TransUnion Corp’s Restricted Subsidiaries), the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of first sentence of this covenant and (y) in the case of Indebtedness, Disqualified Stock or Preferred Stock of TransUnion Corp or any of TransUnion Corp’s Restricted Subsidiaries, TransUnion Corp would be permitted to incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of the first sentence of this covenant; or

(b)	(x) in the case of Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any of its Restricted Subsidiaries (other than TransUnion Corp or any of TransUnion Corp’s Restricted Subsidiaries), the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries of the Issuer on a consolidated basis is greater than immediately prior to such acquisition or merger and (y) in the case of Indebtedness, Disqualified Stock or Preferred Stock of TransUnion Corp or any of TransUnion Corp’s Restricted Subsidiaries, the Fixed Charge Coverage Ratio of TransUnion Corp and TransUnion Corp’s Restricted Subsidiaries on a consolidated basis is greater than immediately prior to such acquisition or merger;

(15)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16)	Indebtedness of the Issuer or any of the Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)	(a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indentures, or

(b)	any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “— Future Guarantees”;

(18)	Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) the greater of (x) $25.0 million and (y) 10.0% of the proportion of the Adjusted Total Assets represented by the Foreign Subsidiaries of the Issuer (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Foreign Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19)	Indebtedness of the Issuer or any of the Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(20)	Indebtedness consisting of Indebtedness issued by the Issuer or any of the Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (3) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(21)	Indebtedness of the Issuer or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are deposited and used to defease the notes as described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge”; and

(22)	cash management obligations and Indebtedness of Foreign Subsidiaries in respect of netting services, overdraft facilities, employee credit card programs, Cash Pooling Arrangements or similar arrangements in connection with cash management and deposit accounts; provided that with respect to any Cash Pooling Arrangements, the total amount of all deposits subject to any such Cash Pooling Arrangement at all times equals or exceeds the total amount of overdrafts that may be subject to such Cash Pooling Arrangements.

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (22) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Senior Credit Facilities on March 21, 2012 will be treated as incurred on such Issue Date under clause (1) of the second paragraph of this covenant; and

(2)	at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest or dividends in the form of additional Indebtedness (including any PIK Payment), Disqualified Stock or Preferred Stock, as applicable, will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant or, for purposes of the covenant set forth below, under the caption “—Liens,” provided that, in each case, any such additional Indebtedness shall be included in the definition of “Consolidated Total Indebtedness.”

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such

Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Each Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the notes or such Subsidiary Guarantor’s Subsidiary Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be.

The Indentures do not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or allow to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Subsidiary Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the notes and related Subsidiary Guarantees are secured by a Lien on such assets or property that is senior in priority to such Liens; or

(2)	in all other cases, the notes or the Subsidiary Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the notes and the related Subsidiary Guarantees and (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indentures to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the notes pursuant to supplemental indentures;

(3)	immediately after such transaction, no Default exists that shall not have been cured or waived;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a)	the Issuer or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company or the Issuer and the Restricted Subsidiaries, as applicable, would be greater than such ratio for the Issuer and the Restricted Subsidiaries immediately prior to such transaction;

(5)	each Subsidiary Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under the Indentures and the notes; and

(6)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indentures.

The Issuer (or such other predecessor company, as the case may be) will be released from its obligations under the Indentures and the notes and the Successor Company will succeed to, and be substituted for, the Issuer, as the case may be, under the Indentures, the Subsidiary Guarantees and the notes, as applicable. Notwithstanding the foregoing,

(1)	any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer (in which case clauses (3), (4), (5) and (6) above will not apply), and

(2)	the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and the Issuer’s Restricted Subsidiaries is not increased thereby (in which case clauses (3), (4), (5) and (6) above will not apply).

Subject to certain limitations described in the Indentures governing release of a Subsidiary Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, no Subsidiary Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to, any Person unless:

(1)	(a) such Subsidiary Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation or other entity organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b)	the Successor Person, if other than such Subsidiary Guarantor, expressly assumes all the obligations of such Subsidiary Guarantor under the Indentures and such Subsidiary Guarantor’s related Subsidiary Guarantee pursuant to supplemental indentures;

(c)	immediately after such transaction, no Default exists that shall not have been cured or waived; and

(d)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indentures; or

(2)	the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

The predecessor Subsidiary Guarantor will be released from its obligations under the Indentures and its Subsidiary Guarantee, and the Successor Person will succeed to, and be substituted for, such Subsidiary Guarantor under the Indentures and such Subsidiary Guarantor’s Subsidiary Guarantee. Notwithstanding the foregoing, any Subsidiary Guarantor may merge into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer, taken as a whole, or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2)	the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of (x) $10.0 million, a resolution adopted by the majority of the Board of Directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above and (y) $35.0 million, an opinion from an Independent Financial Advisor that such Affiliate Transaction complies with this covenant.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer or any of the Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indentures described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3)	the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors in an amount not to exceed $5.0 million in the aggregate in any calendar year;

(4)	the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Restricted Subsidiaries;

(5)	transactions in which the Issuer or any of the Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer, taken as a whole, or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer, taken as a whole, or such relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer, taken as a whole, or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6)	any agreement as in effect as of the related Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on such Issue Date);

(7)

the existence of, or the performance by the Issuer or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the related Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of the Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the related Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8)	the Transactions and the payment of all fees and expenses related to the Transactions, in each case as disclosed in this prospectus;

(9)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indentures which are fair to the Issuer and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11)	sales of accounts receivable, or participations therein, or any other transaction effected in connection with any Receivables Facility;

(12)	payments by the Issuer or any of the Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Issuer in good faith;

(13)	payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

(14)	any transaction permitted by the covenant “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(15)	transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(16)	transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(17)	any contributions to the common equity capital of the Issuer;

(18)	pledges of Equity Interests of Unrestricted Subsidiaries; and

(19)	transactions between the Issuer or any of the Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent of the Issuer as the case may be on any matter involving such other Person.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of the Restricted Subsidiaries that are not Subsidiary Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)	(a) pay dividends or make any other distributions to the Issuer or any of the Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b)	pay any Indebtedness owed to the Issuer or any of the Restricted Subsidiaries;

(2)	make loans or advances to the Issuer or any of the Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Issuer or any of the Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a)	contractual encumbrances or restrictions in effect on the related Issue Date, including pursuant to the Senior Credit Facilities, the 11.375% notes and the notes and, in each case, the related documentation;

(b)	the Indentures and the notes;

(c)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d)	applicable law or any applicable rule, regulation or order;

(e)	any agreement or other instrument of a Person acquired by the Issuer or any of the Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g)	Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness; provided the provisions relating to such encumbrance or restriction contained in such Secured Indebtedness are no less favorable to the Issuer, taken as a whole, as determined by the Board of Directors of the Issuer in good faith, than the provisions contained in the Senior Credit Facilities or the 11.375% notes, in each case, as in effect on the related Issue Date;

(h)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)	other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries permitted to be incurred subsequent to the related Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided the provisions relating to such encumbrance or restriction contained in such Indebtedness, Disqualified Stock or Preferred Stock are no less favorable to the Issuer, taken as a whole, as determined by the Board of Directors of the Issuer in good faith, than the provisions contained in the Senior Credit Facilities or the 11.375% notes, in each case, as in effect on the related Issue Date;

(j)	customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k)	customary provisions contained in leases, subleases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l)	any Restricted Investment not prohibited by the covenant described above under the caption “—Limitation on Restricted Payments” and any Permitted Investment;

(m)

any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(n)	restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Future Guarantees

The notes were not guaranteed by any of the Issuer’s Subsidiaries as of their respective Issue Dates or as of the date hereof. The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or a Subsidiary Guarantor), other than a Subsidiary Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to each Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary;

(2)	such Restricted Subsidiary waives and agrees to not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a)	such Subsidiary Guarantee has been duly executed and authorized; and

(b)	such Subsidiary Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity and that the Subsidiary Guarantee is authorized or permitted by each Indenture.

provided, that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Whether or not required by the rules and regulations of the SEC, each Indenture requires the Issuer to file the following information with the SEC from as long as any notes are outstanding:

(1)	within 90 days after the end of each fiscal year (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of an annual report on Form 10-K by a non-accelerated filer), annual reports on Form 10-K, or any successor or comparable form;

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a quarterly report on Form 10-Q by a non-accelerated filer), quarterly reports on Form 10-Q or any successor or comparable form; and

(3)	promptly from time to time after the occurrence of an event required to be therein reported, current reports on Form 8-K or any successor or comparable form;

in each case, in a manner that complies in all material respects with the requirements specified in such form or any successor or comparable form. Each Indenture requires the Issuer to make such information available to the Trustee and Holders of the notes (without exhibits) within 15 days after it files such information with the SEC, without cost to any Holder.

Notwithstanding the foregoing, the Indentures do not require the Issuer to file such reports with the SEC if the SEC does not permit such filing; provided that, the Issuer will make available such reports and information to prospective purchasers of notes, in addition to providing such information to the Trustee and the Holders of the notes:

(1)	within 30 days, for annual reports;

(2)	within 15 days, for quarterly reports; and

(3)	within 6 Business Days, for current reports;

in each case, after the time the Issuer would be required to file such information with the SEC if it were a non-accelerated filer. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to any prospective investor that certifies it is a Qualified Institutional Buyer (as defined in the Securities Act), upon request and if not previously provided, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The requirements of the first two paragraphs of this covenant shall be deemed satisfied prior to the effectiveness of the shelf registration statement by filing with the SEC the shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act. In addition, prior to the effectiveness of the shelf registration statement, the Indentures do not require the Issuer to provide the information that would otherwise be required by Section 302 and 404 of the Sarbanes-Oxley Act of 2002 and Items 307, 308 or 308T of Regulation S-K in connection with any information provided under this covenant.

Notwithstanding anything herein to the contrary, at any time prior to the first anniversary of the related Issue Date, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (3) of the first paragraph under the caption “Events of Default and Remedies” until 120 days after the date any report is required to be filed with the SEC (or provided to the Trustee or Holders of the notes) pursuant to this covenant.

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the Holders if the Issuer has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

Events of Default and Remedies

Each Indenture provides that each of the following is an Event of Default:

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the related notes;

(2)	default for 30 days or more in the payment when due of interest on or with respect to the related notes (it being understood that any failure to pay that portion of any interest payment required to be paid in Cash Interest in Cash Interest is a default in the payment of interest for purposes of this clause (2) (irrespective of whether all or part of any such portion is paid in the form PIK Interest or Partial PIK Interest);

(3)	failure by the Issuer or any Subsidiary Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the related notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in such Indenture or the notes;

(4)

default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of the Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of the Restricted Subsidiaries,

other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the notes, if both:

(a)	such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

(5)	failure by the Issuer or any Significant Subsidiary of the Issuer to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)	certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary of the Issuer; or

(7)	the Subsidiary Guarantee of any Significant Subsidiary of the Issuer shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Subsidiary Guarantor that is a Significant Subsidiary of the Issuer, as the case may be, denies that it has any further liability under its Subsidiary Guarantee or gives notice to such effect, other than by reason of the termination of such Indenture or the release of any such Subsidiary Guarantee in accordance with such Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and has not been cured or waived under an Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding related notes may declare the principal, premium, if any, interest and any other monetary obligations on all such notes then outstanding to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all related notes then outstanding will become due and payable without further action or notice. Each Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the related notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such notes.

Each Indenture provides that the Holders of a majority in aggregate principal amount of the related notes then outstanding by notice to the Trustee may on behalf of the Holders of all of such notes waive any existing Default and its consequences under such Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any such Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2)	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the default that is the basis for such Event of Default has been cured.

Subject to the provisions of each Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under such Indenture at the request or direction of any of the Holders of the related notes unless the Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to such Indenture or the notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the related notes then outstanding have requested the Trustee to pursue the remedy;

(3)	Holders of the related notes have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the related notes then outstanding have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions under each Indenture, the Holders of a majority in principal amount of the related notes then outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or such Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

Each Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with such Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Subsidiary Guarantor or any of their direct or indirect parent companies shall have any liability for any obligations of the Issuer or the Subsidiary Guarantors (if any) under the notes, the Subsidiary Guarantees (if any) or the Indentures or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting notes waives and releases all such liability. The waiver and release are part of the consideration for issuance and sale of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Subsidiary Guarantors (if any) under each Indenture will terminate and will be released upon payment in full of all of the related notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes and have the Issuer’s and each Subsidiary Guarantor’s obligation discharged with respect to its Subsidiary Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1)	the rights of Holders of notes to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due solely out of the trust created pursuant to the related Indenture;

(2)	the Issuer’s obligations with respect to notes concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of such Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Subsidiary Guarantor (if any) released with respect to certain covenants that are described in the Indentures (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes:

(1)	the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such notes and the Issuer must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a)	the Issuer have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b)	since the issuance of the notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indentures) to which, the Issuer or any Subsidiary Guarantor is a party or by which the Issuer or any Subsidiary Guarantor is bound;

(6)	the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over, defeating, hindering, delaying or defrauding, any creditors of the Issuer or any Subsidiary Guarantor or others; and

(7)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

An Indenture will be discharged and will cease to be of further effect as to all related notes, when either:

(1)	all notes theretofore authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)	(a) all notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, or in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to such Indenture or the related notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than such Indenture) to which the Issuer or any Subsidiary Guarantor is a party or by which the Issuer or any Subsidiary Guarantor is bound;

(c)	the Issuer has paid or caused to be paid all sums payable by them under such Indenture; and

(d)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, an Indenture, any Guarantee and the related notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of such notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or compliance with any provision of such Indenture or the related notes may be waived with the consent of the Holders of a majority in principal amount of the related notes then outstanding (including consents obtained in connection with a purchase of or tender offer for the notes), other than notes beneficially owned by the Issuer or its Affiliates.

Each Indenture provides that, without the consent of each affected Holder of the related notes, an amendment or waiver may not, with respect to any related notes held by a non-consenting Holder:

(1)	reduce the principal amount of such notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any such note;

(4)	waive a Default in the payment of principal of or premium, if any, or interest on such notes, except a rescission of acceleration of the such notes by the Holders of at least a majority in aggregate principal amount of the such notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in such Indenture or any Subsidiary Guarantee which cannot be amended or modified without the consent of all Holders;

(5)	make any note payable in money other than that stated therein;

(6)	make any change in the provisions of such Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on such notes;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any Holder to receive payment of principal of, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(9)	make any change to or modify the ranking of such notes that would adversely affect the Holders; or

(10)	except as expressly permitted by such Indenture, modify the Subsidiary Guarantees of any Significant Subsidiary of the Issuer in any manner adverse to the Holders of such notes.

Notwithstanding the foregoing, the Issuer, any Subsidiary Guarantor (with respect to a Subsidiary Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement an Indenture and any Subsidiary Guarantee or related notes without the consent of any Holder;

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated notes of such series in addition to or in place of certificated notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide the assumption of the Issuer’s or any Subsidiary Guarantor’s obligations to the Holders;

(5)	to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6)	to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Subsidiary Guarantor as determined in good faith by the Board of Directors;

(7)	to comply with requirements of the SEC in order to effect or maintain any qualification of such Indenture under the Trust Indenture Act;

(8)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9)	to add a Subsidiary Guarantor under such Indenture, or to modify such Indenture in connection with the addition of a Subsidiary Guarantee;

(10)	to conform the text of such Indenture, Subsidiary Guarantees or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of such Indenture, Subsidiary Guarantee or notes;

(11)	to make any amendment to the provisions of such Indenture relating to the transfer and legending of notes as permitted by such Indenture, including, without limitation to facilitate the issuance and administration of the related notes; provided, however, that (i) compliance with the Indenture as so amended would not result in such notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer notes as determined in good faith by the Board of Directors; or

(12)	in the event that PIK Notes are issued in certificated form, to make appropriate amendments to the Indenture to reflect an appropriate minimum denomination of certificated PIK Notes and establish minimum redemption amounts for certificated PIK Notes.

The consent of the Holders is not necessary under an Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indentures contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, if so required at such time, or resign.

Each Indenture provides that the Holders of a majority in principal amount of the related notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. Each Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request of any Holder of the related notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indentures, the notes and any Subsidiary Guarantee will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indentures. For purposes of the Indentures, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acceptable Commitment” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” has the meaning set forth under “Principal, Maturity and Interest.”

“Adjusted Total Assets” means the total assets of the Issuer and the Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“AHYDO Catch Up Payment” means payment in respect of Indebtedness necessary in order to avoid such Indebtedness being characterized as “applicable high yield discount obligations” within the meaning of the Code.

“AHYDO redemption date” has the meaning set forth under “Mandatory Redemption; Offers to Purchase; Open Market Purchases.”

“Applicable Amount” has the meaning set forth under “Principal, Maturity and Interest.”

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at June 15, 2014 (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through June 15, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of the Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Disqualified Stock or Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a)	any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indentures;

(c)	the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants— Limitation on Restricted Payments” and, to the extent constituting an Asset Sale, the granting of a Lien that is permitted to be granted, and is granted, under the covenant described above under “Certain Covenants—Liens”;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $10.0 million;

(e)	any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(f)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(h)	foreclosures on assets;

(i)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(j)	any financing transaction with respect to (i) the property located at 555 West Adams Street in Chicago, Illinois (currently identified by the Assessor’s office of Cook County, Illinois with Permanent Index Number 17-16-112-006) or (ii) property built or acquired by the Issuer or any Restricted Subsidiary after the related Issue Date, in each case including Sale and Lease-Back Transactions and asset securitizations permitted by the Indentures;

(k)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(l)	disposition of an account receivable in connection with the collection or compromise thereof;

(m)	the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer, is not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(n)	voluntary terminations of Hedging Obligations;

(o)	any liquidation or dissolution of a Restricted Subsidiary; provided that such Restricted Subsidiary’s direct parent is the Issuer or a Restricted Subsidiary and immediately becomes the owner of such Restricted Subsidiary’s assets; and

(p)	dispositions of non-core assets acquired in connection with acquisitions or Investments permitted under the Indentures; provided that the aggregate amount of such sales shall not exceed 25% of the fair market value of the acquired entity or business.

“Asset Sale Offer” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	(a) euro, or any national currency of any participating member state of the EMU; or

(b)	in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5)	repurchase obligations for underlying securities of the types described in clauses (3) and (4) and entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7)	marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8)	investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)	readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Interest” has the meaning set forth under “Principal, Maturity and Interest.”

“Cash Pooling Arrangements” means a deposit account arrangement among a single depository institution and one or more Foreign Subsidiaries of the Issuer involving the pooling of cash deposits in and overdrafts in respect of one or more deposit accounts (each located outside of the United States and any States and territories thereof) with such institution by such Foreign Subsidiaries for cash management purposes.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease or transfer or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2)	the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer;

(3)	following an Initial Public Offering, the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors;

(4)	the adoption by the equityholders of the Issuer of a plan or proposal for the liquidation or dissolution of the Issuer; or

(5)	the Issuer ceases to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, 100% of the issued and outstanding Capital Stock of each of TransUnion Corporation and Trans Union LLC (except to the extent TransUnion Corporation or Trans Union LLC, as applicable, is merged with or into the Issuer or each other in accordance with the terms of the Indentures).

“Change of Control Offer” has the meaning set forth under “Repurchase at the Option of Holders—Change of Control.”

“Change of Control Payment” has the meaning set forth under “Repurchase at the Option of Holders—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “Repurchase at the Option of Holders—Change of Control.”

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder.

“Consent Solicitation” has the meaning set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” in this prospectus.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries and Capitalized Software Expenditures for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding (i) any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP and (ii) any non-cash imputed interest expense associated with non-interest bearing Indebtedness issued at par to the extent not included in EBITDA), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expenses associated with bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income attributable to such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, in each case, related to the Transactions), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3)	any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4)	any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or, in the case of TransUnion Corp or any of its Restricted Subsidiaries, is permitted under “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary in respect of such period, to the extent not already included therein,

(7)	effects of adjustments (including the effects of such adjustments pushed down to the Issuer and the Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8)	any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9)	any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) (a)	any non-cash compensation expense recorded from grants or periodic remeasurements of stock appreciation or similar rights, stock options, restricted stock rights or other equity incentive programs and (b) any costs or expenses incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent, in the case of clause (b), that such costs or expenses are funded with cash proceeds contributed to the common equity capital of the Issuer or a Restricted Subsidiary of the Issuer, will be excluded,

(11)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the related Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

(12)	accruals and reserves that are established within twelve months after March 21, 2012 that are so required to be established as a result of the Transactions in accordance with GAAP shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of the Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer; provided that cash or Cash Equivalents maintained by any Foreign Subsidiary that is subject to minority shareholder approval before being distributed to the Issuer (a “Shareholder Restriction”) shall not be deemed “Restricted Cash” as a result of such Shareholder Restriction.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) (x) Consolidated Total Indebtedness of the Issuer and the Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur minus (y) the aggregate amount of cash and Cash Equivalents (other than Consolidated Restricted Cash), in each case, that is held by the Issuer and the Restricted Subsidiaries as of such date free and clear of all Liens, other than Permitted Liens, provided that this clause (y) shall be limited to, $50,000,000 to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of the Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP and (3) all obligations relating to Receivables Facilities. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indentures, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds

(a)	for the purchase or payment of any such primary obligation, or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Continuing Directors” means, as of any date of determination following an Initial Public Offering, any member of the Board of Directors of the Issuer, as applicable, who: (1) was a member of such Board of Directors on the date of the closing of such Initial Public Offering; or (2) was nominated for election or elected to such Board of Directors (x) with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by the vote of Permitted Holders representing 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Covenant Defeasance” has the meaning set forth under “Legal Defeasance and Covenant Defeasance.”

“Credit Facilities” means, with respect to the Issuer or any of the Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit, debt securities or other indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent thereof (in each case other than Disqualified Stock), that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable direct or indirect parent thereof as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Determination Date” has the meaning set forth under “Principal, Maturity and Interest.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer, or its Subsidiaries or any direct or indirect parent thereof or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer, its Subsidiaries or any direct or indirect parent thereof in order to satisfy applicable statutory or regulatory obligations.

“DTC” has the meaning set forth under “Principal, Maturity and Interest.”

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income (including an amount equal to the tax distributions actually made to the holders of Equity Interests of such Person or any direct or indirect parent of such Person in respect of such period in accordance with clause (13)(a) and (b) of the second paragraph of the covenant described under the caption “Certain Covenants—Limitation on Restricted Payments,” as though such amounts had been paid as income taxes directly by such Person); plus

(b)	Fixed Charges of such Person for such period (including (x) net losses of Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indentures (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the notes, including expenses associated with establishing processes for complying with the covenant described under “Certain Covenants—Reports and Other Information,” and (ii) any amendment or other modification of the notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)	the amount of any restructuring charge or reserve and costs related to the reduction, retirement or consolidation of people, processes, technologies and facilities deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after March 21, 2012, provided that the aggregate amount of all cash items added pursuant to this clause (e) for all periods (other than cash restructuring charges related to Permitted Investments) shall not exceed $100.0 million in the aggregate; plus

(f)	any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g)	any (a) salary, benefit and other direct savings resulting from workforce reductions or reduction, retirement or consolidation of people, processes, technologies and facilities, in each case by such Person implemented during or reasonably expected to be implemented within the 12 months following such period and (b) costs and expenses incurred after June 15, 2010 related to employment of terminated employees incurred by such Person during such period, in each case, to the extent that such costs and expenses were deducted in computing such Consolidated Net Income; plus

(h)	the amount of any non-controlling interest consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(i)	the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(j)	signing bonuses, stock option and other equity-based compensation expenses, management fees and expenses, including, without limitation, any one-time expense relating to enhanced accounting function or other transaction costs, including those associated with becoming a standalone entity or a public company; plus

(k)	the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(l)	any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; plus

(m)	a Person’s proportion of Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting to the extent that the same was not included or otherwise deducted (and not added back) in such period in computing Consolidated Net Income.

(2)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3)	increased or decreased by (without duplication):

(a)	any net gain or loss resulting in such period from Hedging Obligations and the application of Accounting Standards Codification 815, Derivatives and Hedging; plus or minus, as applicable,

(b)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or any direct or indirect parent common stock registered on Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“Equity Restricted Payment” means each of (1) the payment of any cash dividend and/or the making of any cash distribution on or in respect of the Issuer’s Capital Stock, (2) the purchase for cash and/or the acquisition for cash any Capital Stock of the Issuer or any direct or indirect payment of the Issuer for the purpose of (x) paying any cash dividend or making any cash distribution to or (y) acquiring Capital Stock of any direct or indirect parent of the Issuer for cash from in the case of either (x) or (y), any holder of the Issuer’s, or any direct or indirect parent of the Issuer’s, Capital Stock (including, without limitation, any Investor) but excluding acquisitions of Capital of the type described in clause (3) of the second paragraph of the covenant entitled “Limitation on Restricted Payments” and (3) the guarantee of any Indebtedness of any Affiliate of the Issuer for the purpose of paying any such cash dividend, making any such cash distribution or so acquiring for cash any such Capital Stock to or from any holder of the Issuer’s, or any direct or indirect parent of the Issuer’s, Capital Stock (including, without limitation, any Investor) to the extent, in the case of any of clauses (1), (2) or (3), by means of utilization of (A) the cumulative Restricted Payment credit provided by the first paragraph of the covenant entitled “Limitation on Restricted Payments” or (B) any exception provided by any of clause (4), (5) or (9) of the second paragraph of the covenant entitled “Limitation on Restricted Payments” or clause (9), (12) or (17) of the definition of “Permitted Investments.”

“euro” means the single currency of participating member states of the EMU.

“Excess Proceeds” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of the Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer and shall be made in accordance with Article 11 of Regulation S-X, except that such pro forma calculations may also include operating expense reductions for such period resulting from any Asset Sale or other disposition or acquisition, investment, merger, consolidation or discontinued operation (as determined in accordance with GAAP) for which pro forma effect is being given that (A) have been realized or (B) for which steps have been taken or are reasonably expected to be realizable within twelve months of the date of such transaction and are factually supportable and quantifiable and are set forth on an Officer’s Certificate delivered to the Trustee; provided that the aggregate amount of operating expense reductions that can be included in each pro forma calculation with respect to a transaction shall not exceed 10% of the Issuer’s EBITDA (determined after giving pro forma effect to each Asset Sale or other disposition, acquisition, investment, merger, consolidation or discontinued operation) for such period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charge Coverage Ratio Calculation Date” has the meaning set forth in the definition of “Fixed Charge Coverage Ratio.”

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period (other than distributions paid in Equity Interests (other than Disqualified Stock)); and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period (other than distributions paid in Equity Interests (other than Disqualified Stock)).

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the related Issue Date; except with respect to any reports or financial information required to be delivered pursuant to the covenant described above under the caption “Certain Covenants—Reports and Other Information,” which shall be prepared in accordance with GAAP as in effect on the date thereof.

“Government Securities” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement designed to manage, hedge or protect such Person with respect to fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Incur” and “Incurrence” have the meaning set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Indebtedness” means, with respect to any Person, without duplication:

(1)	any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d)	representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

Notwithstanding anything to the contrary, the amount of any Indebtedness outstanding as of any date will be: (1) the accreted value of any Indebtedness, in the case of any Indebtedness issued with original issue discount and (2) the principal amount of any Indebtedness, together with any interest on such Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Indentures” and “Indenture” have the meanings set forth under “General.”

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Public Offering” means any underwritten initial public offering of common stock of the Issuer or any of its direct or indirect parent companies other than:

(1)	public offerings with respect to the Issuer’s or any direct or indirect parent common stock registered on Form S-8; and

(2)	any such initial public offering that constitutes an Excluded Contribution.

“Interest Payment Date” has the meaning set forth under “Principal, Maturity and Interest.”

“Interest Period” has the meaning set forth under “Principal, Maturity and Interest.”

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel, relocation and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1)

“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)	the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b)	the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means GS Capital Partners VI Fund L.P. and Advent International Corporation and their respective Affiliates (but excluding, however, any of their respective portfolio companies).

“Issue Date” means, with respect to the 9.625% notes, March 21, 2012, and, with respect to the 8.125% notes, November 1, 2012.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indentures, “the Issuer” shall be deemed to mean the Board of Directors of the Issuer when the fair market value is equal to or in excess of $40.0 million (unless otherwise expressly stated).

“Legal Defeasance” has the meaning set forth under “Legal Defeasance and Covenant Defeasance.”

“Legal Holiday” means a Saturday, a Sunday or a day on which the Trustee or commercial banking institutions in the State of New York are not required to be open.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Mandatory Principal Redemption Amount” has the meaning set forth under “Mandatory Redemption; Offers to Purchase; Open Market Purchases.”

“Merger” means the merger of Spartan Acquisition Sub Inc. with and into TransUnion Corp, with TransUnion Corp continuing as the surviving corporation, pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 17, 2012, by and among Spartan Parent Holdings Inc., Spartan Acquisition Sub Inc. and TransUnion Corp.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) attributable to such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock (other than Disqualified Stock) dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of the Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of the Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of the Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that up to $75.0 million of the aggregate Net Proceeds from dispositions of property or assets by Foreign Subsidiaries of the Issuer shall not be deemed to constitute “Net Proceeds” for purposes of this definition.

“Notes” has the meaning set forth under “General.”

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indentures.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer.

“Pari Passu Indebtedness” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Partial PIK Interest” has the meaning set forth under “Principal, Maturity and Interest.”

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of the Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct or indirect parents) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the related Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any of the Restricted Subsidiaries;

(2)	any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any of the Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4)	any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the related Issue Date or any extension, modification, replacement or renewal of any Investment existing on the related Issue Date; provided that the amount of such Investment may only be increased as required by the terms of such Investment as in existence on the related Issue Date;

(6)	any Investment acquired by the Issuer or any of the Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b)	as a result of a foreclosure by the Issuer or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(9)	guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(11)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(12)

additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (12) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $150.0 million and (y) 5.0% of Adjusted Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) above and shall not be included as having been made pursuant to this clause (12); provided, further, that any cash, Cash Equivalents or Investment Grade Securities received by the Issuer or the Restricted Subsidiaries in connection with such Investment shall be deemed permitted under clause (2) above and shall not be included as having been made by this clause (12);

(13)	Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect any Receivables Facility;

(14)	advances to, or guarantees of Indebtedness of, employees not in excess of $2.5 million outstanding at any one time, in the aggregate;

(15)	loans and advances to officers, directors and employees of the Issuer, its Restricted Subsidiaries or any direct or indirect parent, for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent thereof;

(16)	Investments in the nature of pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business; and

(17)	additional Investments in joint ventures of the Issuer or a Restricted Subsidiary that are existing on the related Issue Date in an amount not to exceed $150.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) above and shall not be included as having been made pursuant to this clause (17); provided, further, that any cash, Cash Equivalents or Investment Grade Securities received by the Issuer or the Restricted Subsidiaries in connection with such Investment shall be deemed permitted under clause (2) above and shall not be included as having been made by this clause (17).

For purposes of this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (17) above, or is otherwise entitled to be incurred or made pursuant to paragraphs (a) or (b) of the covenant contained under “Certain Covenants—Limitation on Restricted Payments” above, the Issuer will be entitled to classify such Investment (or portion thereof) on the date of its payment in one or more of such categories set forth above or such paragraphs (a) and (b) of the covenant contained under “Certain Covenants—Limitation on Restricted Payments.”

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b) or (18) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to (x) clause (4) extend only to the property or equipment being purchased, leased or improved and (y) clause (18) extend only to the assets of Foreign Subsidiaries;

(7)	Liens existing on the related Issue Date (other than Liens in favor of the lenders under the Senior Credit Facilities);

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of the Restricted Subsidiaries;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of the Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of the Restricted Subsidiaries;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indentures, secured by a Lien on the same property securing such Hedging Obligations;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries and do not secure any Indebtedness;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and the Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Issuer or any Subsidiary Guarantor;

(16)	Liens on equipment of the Issuer or any of the Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17)	Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indentures, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(20)	other Liens securing obligations (including Indebtedness) incurred in the ordinary course of business which obligations do not exceed $15.0 million at any one time outstanding;

(21)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(27)	Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indentures;

(28)	Liens with respect to the assets of a Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of such Restricted Subsidiary incurred in accordance with the covenant contained under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(29)	Liens arising by operation of law under Article 2 of the Uniform Commercial Code in favor of a reclaiming seller of goods or buyer of goods;

(30)	Liens granted to a public or private utility or any governmental authority as required in the ordinary course of business;

(31)	Liens provided to landlords and lessors in respect of rental payments not in default for more than sixty days or the existence of which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect;

(32)	Liens on the Capital Stock of Unrestricted Subsidiaries;

(33)	pledges or deposits made in the ordinary course of business to secure liability to insurance carriers and Liens on insurance policies and the proceeds thereof (whether accrued or not), rights or claims against an insurer or other similar asset securing insurance premium financings permitted under clause (19)(i) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(34)	Liens on cash deposits of Foreign Subsidiaries subject to a Cash Pooling Arrangement or otherwise over bank accounts of Foreign Subsidiaries maintained as part of the Cash Pooling Arrangement, in each case securing liabilities for overdrafts of Foreign Subsidiaries participating in such Cash Pooling Arrangements;

(35)	any encumbrance or retention (including put and call agreements and rights of first refusal) with respect to the Equity Interests of any joint venture or similar arrangement pursuant to the joint venture or similar agreement with respect to such joint venture or similar arrangement;

(36)	Liens to secure Indebtedness incurred pursuant to clause (21) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(37)	Liens on property subject to Sale and Lease-Back Transactions permitted hereunder (other than related Indebtedness incurred pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) and general intangibles related thereto.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Notes” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Notice” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Payment” has the meaning set forth under “Principal, Maturity and Interest.”

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of the Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of the Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Refinancing Indebtedness” has the meaning set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Related Business Assets” means assets (other than cash or Cash Equivalents) or services used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Cash” has the meaning set forth under “Principal, Maturity and Interest.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning set forth under “Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Reversion Date” has the meaning set forth under “Certain Covenants.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Commitment” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Secured Indebtedness” means any Indebtedness of the Issuer or any of the Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Amended and Restated Credit Agreement, dated as of February 10, 2011, by and among Trans Union LLC, the guarantors party thereto and the lenders party thereto in their capacities as lenders thereunder and Deutsche Bank Trust Company Americas, as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1)	all Indebtedness of the Issuer or any Subsidiary Guarantor outstanding under the Senior Credit Facilities or Notes and related Subsidiary Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Subsidiary Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts and all obligations of the Issuer or any Subsidiary Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2)	all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indentures;

(3)	any other Indebtedness of the Issuer or any Subsidiary Guarantor permitted to be incurred under the terms of the Indentures, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to any Subordinated Indebtedness; and

(4)	all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a)	any obligation of such Person to the Issuer or any of the Issuer’s Subsidiaries;

(b)	any liability for federal, state, local or other taxes owed or owing by such Person;

(c)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e)	that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indentures.

“Shareholder Restriction” has the meaning set forth in the definition of “Consolidated Restricted Cash.”

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the related Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and the Restricted Subsidiaries on the related Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Subordinated Indebtedness” means, with respect to the notes,

(1)	any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes, and

(2)	any Indebtedness of any Subsidiary Guarantor which is by its terms subordinated in right of payment to the Subsidiary Guarantee of such entity of the notes.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2)	any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means the guarantee by any Subsidiary Guarantor of the Issuer’s Obligations under an Indenture.

“Subsidiary Guarantor” means each Restricted Subsidiary that guarantees the notes in accordance with the terms of an Indenture.

“Successor Company” has the meaning set forth under “Merger, Consolidation or Sale of All or Substantially All Assets.”

“Suspended Covenants” has the meaning set forth under “Certain Covenants.”

“Suspension Date” has the meaning set forth under “Certain Covenants.”

“Suspension Period” has the meaning set forth under “Certain Covenants.”

“Transactions” means collectively, the Merger, the consent solicitation regarding the 11.375% notes launched by Trans Union LLC and TransUnion Financing Corporation on February 17, 2012 and the amendment regarding the Senior Credit Facilities launched by Trans Union LLC on February 21, 2012.

“TransUnion Corp” means TransUnion Corp, a Delaware corporation.

“TransUnion Financing Corporation” means TransUnion Financing Corporation, a Delaware corporation.

“Trans Union LLC” means Trans Union LLC, a Delaware limited liability company.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to June 15, 2014; provided, however, that if the period from the Redemption Date to June 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa- 77bbbb).

“Trustee” has the meaning set forth under “General.”

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1)	any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2)	such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3)	each of:

(a)	the Subsidiary to be so designated; and

(b)	its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1)	if the designated Subsidiary is a Subsidiary of the Issuer or any of its Restricted Subsidiaries (but is not a Subsidiary of Trans Union LLC or any of Trans Union LLC’s Restricted Subsidiaries), (i) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in clause (i) of the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; or

(2)	if the designated Subsidiary is a Subsidiary of Trans Union LLC or any of Trans Union LLC’s Restricted Subsidiaries, (i) TransUnion Corp could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in clause (ii) of the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) the Fixed Charge Coverage Ratio for TransUnion Corp and its Restricted Subsidiaries would be greater than such ratio for TransUnion Corp and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2)	the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Book-Entry Settlement and Clearance

The Global Notes

The Notes have been issued in the form of registered notes in global form, without interest coupons (the “Global Notes”), as follows:

Each of the Global Notes has been deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (“DTC Participants”) or persons who hold interests through DTC Participants. We expect that under procedures established by DTC, ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC Participants) and the records of DTC Participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC Participants may beneficially own securities held by or on behalf of DTC only through DTC Participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the notes represented by that Global Note for all purposes under the related Indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the related Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under such Indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of notes under an Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a Global Note will be made by the Trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC Participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option and subject to DTC’s procedures, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in an Indenture should occur.

Material United States Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences relevant to the ownership and disposition of the notes. In this discussion, we use the terms “we,” “our” and “us” to refer to TransUnion Holding Company, Inc., a Delaware Corporation. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws, including the alternative minimum tax, the Medicare tax on net investment income, or estate or gift tax laws. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus. These authorities are subject to change or differing interpretations, possibly with retroactive effect, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and we cannot assure you that the IRS will not take a different position concerning the tax consequences of the ownership or disposition of the notes, or that any such position would not be sustained by a court.

This discussion is limited to holders who hold the notes as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, U.S. expatriates, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” dealers in securities or currencies, traders in securities that have elected a mark-to-market method of accounting, partnerships or other pass-through entities (or investors in such entities), U.S. holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes.

As used herein, “U.S. holder” means a beneficial owner of one or more notes who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” is a beneficial owner of one or more notes who is not a U.S. holder or a partnership or other pass-through entity for U.S. federal income tax purposes.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds one or more notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Holders of the notes should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws and any tax treaties.

Effect of Certain Contingencies

In certain circumstances (see “Description of the Notes—Principal, Maturity and Interest,” “Description of the Notes—Optional Redemption,” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control”), we may be entitled or obligated to pay amounts in excess of stated interest or principal on the notes. In addition, as described more fully below, under “U.S. Holders—Interest and OID,” in certain circumstances we are entitled to pay PIK Interest in lieu of Cash Interest on the notes. We intend to take the position that the notes should not be treated as contingent payment debt instruments (“CPDIs”) based in part on our determination regarding the likelihood, as of the applicable dates of issuance of the notes, that we will be entitled or obligated to make such additional payments or exercise our right to pay PIK Interest. Assuming such position is respected, a holder generally will not be required to include any amounts in income in respect of the foregoing contingencies unless and until any of such contingencies occur. Our position is binding on a holder unless the holder explicitly discloses on its U.S. federal income tax return that it is taking a contrary position. Our position is not, however, binding on the IRS, and if the IRS were to challenge this determination, a holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies.

The remainder of this discussion assumes that the notes will not be treated as CPDIs. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the CPDI rules and the consequences thereof.

U.S. Holders

Interest and OID

Under applicable U.S. Treasury Regulations, a “remote” contingency that stated interest will not be timely paid in cash will be ignored in determining whether a debt instrument is issued with original issue discount (“OID”). As described under “Description of the Notes—Principal, Maturity and Interest,” in certain circumstances we are entitled to pay PIK Interest in lieu of Cash Interest on the notes. As of the applicable dates of issuance of the notes, we believed, and we continue to believe as of the date of this prospectus, that the likelihood that we will be entitled to exercise our option to pay PIK Interest under the terms of the notes is remote within the meaning of the U.S. Treasury Regulations. Accordingly, upon issuance, we believe the notes will not be treated as issued with OID merely because of our option to pay PIK Interest in certain circumstances. In such case, and subject to the discussion below regarding contrary treatment by the IRS, the notes will not be subject to the OID rules, at least upon initial issuance, so that a U.S. holder will generally be taxed on the stated interest on the notes as ordinary income at the time it is paid or accrued in accordance with the holder’s regular method of tax accounting. If, however, we exercise our right to pay PIK Interest on the notes in the future, the notes would become OID instruments at that time. Alternatively, the notes may become OID instruments at the time we become entitled to exercise our right to pay PIK Interest. In either case, a U.S. holder will be subject to special OID rules described below, unless the amount of OID is de minimis. For this purpose, OID is de minimis if it is less than .0025 of the note’s “stated redemption price at maturity” multiplied by the number of complete years to maturity. A note’s “stated redemption price at maturity” is the sum of all payments provided by the note other than “qualified stated interest.” A note’s “qualified stated interest” is stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate throughout the term of the note. We intend to take the position that the stated interest on the notes is qualified stated interest until we exercise (or become entitled to exercise) our right to pay PIK Interest on the notes. Should the notes become OID instruments they will be taxed as OID instruments for as long as they remain outstanding (subject to the deemed retirement and reissuance rules discussed below).

No rulings or other interpretations by the IRS have addressed the application of the U.S. Treasury Regulations regarding OID to a situation where the issuer has rights comparable to our option to pay PIK Interest only in certain circumstances. It is possible that the IRS could assert that the notes were issued initially with OID, and the stated interest on the notes is not qualified stated interest but OID, merely because of our right to pay PIK Interest in certain circumstances. If the IRS were successful in this regard, a U.S. holder would be subject to the special OID rules described below, regardless of whether we become entitled to exercise our option to pay PIK Interest.

If the notes become OID instruments, they will be treated as retired and reissued, solely for the purpose of determining the OID on the notes. At such time, depending on the facts and circumstances, all or a portion of the stated interest payments on the notes would not be qualified stated interest but OID. Regardless of a holder’s method of accounting for U.S. federal income tax purposes, a U.S. holder generally would have to include any OID as ordinary income as it accrues using the “constant yield method.” The amount of OID that a U.S. holder would have to include in income each taxable year would be the sum of the “daily portions” of the total OID with respect to the note for each day during such taxable year or portion of such taxable year on which the holder held that note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the remaining term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of:

•

the note’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•	the aggregate of all qualified stated interest (i.e., stated interest that is not treated as OID) allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules may apply for calculating OID for an initial short accrual period.

The “yield to maturity” of a note that has become an OID instrument is the discount rate that causes the present value of all remaining payments on the note as of the deemed reissue date to equal the “adjusted issue price” of such note at that time. The “adjusted issue price” of a note at the beginning of any accrual period generally is equal to its issue price increased by the accrued OID for each prior accrual period, less any payments previously made on the notes other than qualified stated interest. The “issue price” of a note will be the first price at which a substantial amount of the notes is sold to investors for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

If and when the notes become OID instruments, the amount of OID accrued over the remaining term of the notes may change as a result of changes in facts and circumstances affecting the likelihood that we will be entitled to or will exercise our option to pay PIK Interest in any subsequent Interest Period.

The rules regarding OID are complex. Accordingly, you should consult your own tax advisors regarding their application.

Market Discount

If a U.S. holder acquires a note at a cost that is less than its stated redemption price at maturity (or if the notes are OID instruments, its adjusted issue price) on the acquisition date, the amount of the difference is treated as “market discount” for U.S. federal income tax purposes, unless the difference is less than .0025 multiplied by the note’s stated redemption price at maturity multiplied by the number of complete years to maturity of the note from the date of acquisition (in which case, the difference is “de minimis market discount”). In general, for purposes of the foregoing, market discount will be treated as accruing ratably over the remaining term of the note or, at the holder’s election, on a constant yield to maturity basis. If a constant yield election is made, it will apply only to the note for which it is made and may not be revoked.

A U.S. holder may also elect to include market discount in income currently as it accrues. Once made, this election will apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election. If a holder does not elect to include accrued market discount in income over the remaining term of the note, the holder may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until a taxable disposition of the note.

If a U.S. holder acquires a note at a market discount, the holder will be required to treat any principal payment on the note and any gain on the disposition of the note as ordinary income to the extent of accrued market discount not previously included in income with respect to the note at the time of such payment or disposition. If a U.S. holder disposes of a note with market discount in certain otherwise nontaxable transactions, the U.S. holder must include accrued market discount in income as ordinary income as if the holder had sold the note at its then fair market value.

Acquisition Premium

If the notes become OID instruments, and if a U.S. holder acquires a note at a cost less than or equal to its stated redemption price at maturity but greater than the note’s adjusted issue price on the acquisition date, the holder will be treated as acquiring the note at an “acquisition premium.” Unless an election is made, the holder generally will reduce the amount of OID otherwise includible in gross income based on an “acquisition premium fraction” determined under applicable U.S. Treasury Regulations. Alternatively, the U.S. holder may elect to compute OID accruals by treating the acquisition of the note as a purchase at original issuance and applying the constant yield method described above.

Amortizable Bond Premium

A U.S. holder generally will be considered to have acquired a note with amortizable bond premium if the holder acquires the note for an amount greater than its stated redemption price at maturity. The amount of amortizable premium generally will equal the excess of the amount paid for the note over the note’s stated redemption price at maturity, or if it results in a smaller amount of amortizable premium in the period prior to a call date described under “Description of the Notes—Optional Redemption,” the amount payable on the earlier call date. A U.S. holder who purchases a note with amortizable bond premium generally will not be required to include any OID in income and may elect to amortize the bond premium as an offset to stated interest income under a constant yield method from the acquisition date to the note’s maturity date, or if it results in a smaller amount of amortizable premium, to the earlier call date. Once made, this election applies to all debt obligations held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of bond premium used to offset stated interest income.

Election of Constant Yield Method for All Interest

A U.S. holder may elect to include in gross income all interest that accrues on a note (including any stated interest, OID, de minimis OID, unstated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium) by using the constant yield method described above. The election must be made for the taxable year in which the U.S. holder acquires the note, and may not be revoked without the consent of the IRS. If a note was acquired with market discount, this election will result in a deemed election to accrue market discount in income currently with respect to the note and all other market discount obligations acquired by the holder on or after the first day of the taxable year to which the election first applies. Similarly, if a note was acquired with amortizable bond premium, this election will result in a deemed election to amortize bond premium with respect to the note and all other debt obligations held or subsequently acquired by the holder on or after the first day of the taxable year to which the election first applies. U.S. holders should consult their tax advisors about this election.

The rules regarding market discount, acquisition premium and amortizable bond premium are complex. Accordingly, prospective investors should consult their own tax advisors regarding the application of the rules described above.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below regarding the Mandatory Principal Redemption, a U.S. holder will recognize gain or loss on the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid stated interest, which will be taxable as interest to the extent not previously so taxed) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will, in general, be its cost, increased by any previously accrued OID (reflecting any reductions for acquisition premium) and market discount (if any) included in income and reduced by the amortizable bond premium, if any, that has offset stated interest and the amount of any payments that are not payments of qualified stated interest. Other than as described above under “—Market Discount,” this gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. holder has held the note for more than one year. Long-term capital gains of non-corporate holders are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Although not free from doubt, a U.S. holder’s adjusted tax basis in a note should be allocated between the original note and any PIK Notes in proportion to their relative principal amounts. A U.S. holder’s holding period in any PIK Notes would likely be identical to such holder’s holding period for the original note with respect to which the new notes were received.

Payments received by a U.S. holder upon any Mandatory Principal Redemption of a portion of a note will be treated as tax-free payments of a portion of the then accrued OID with respect to such note in its entirety (including the portion of the note not redeemed).

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of interest on the notes and to the proceeds of the sale or other disposition (including a retirement or redemption) of a note paid to a U.S. holder (unless, in each case, the U.S. holder is an exempt recipient). Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification that the U.S. holder is not subject to backup withholding or if the U.S. holder is subject to backup withholding because the holder previously failed to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of interest (which, for purposes of this discussion of non-U.S. holders, includes any OID) on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•

the non-U.S. holder does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury Regulations;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) the non-U.S. holder provides the holder’s name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalties of perjury, that the non-U.S. holder is not a U.S.

person as defined under the Code or (b) the non-U.S. holder holds the notes through certain foreign intermediaries and satisfies the certification requirements of applicable U.S. Treasury Regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the holder’s conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that the non-U.S. holder realizes on the sale, exchange, retirement or other disposition of a note; provided, however, that payments received by a non-U.S. holder upon any Mandatory Principal Redemption of a portion of a note will be treated as payments of a portion of the then accrued OID with respect to such note in its entirety (including the portion of the note not redeemed) and therefore possibly subject to the 30% U.S. federal withholding tax (subject to the exceptions described above).

U.S. Federal Income Tax

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base), then the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in generally the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, the holder may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits, subject to adjustments. If interest received with respect to the notes is effectively connected income (whether or not a treaty applies), the 30% withholding tax described above will not apply, provided the certification requirements discussed above in “—U.S. Federal Withholding Tax” are satisfied.

Any gain realized on the sale, exchange, retirement or other taxable disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base), in which case the non-U.S. holder will be taxed in the same manner as discussed above with respect to effectively connected interest; or

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% U.S. federal income tax on any gain recognized (except as otherwise provided by an applicable income tax treaty), which may be offset by certain U.S. source losses.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to a non-U.S. holder the amount of interest paid to the non-U.S. holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holders reside under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest on the notes that we make to the non-U.S. holder provided that we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person as defined under the Code, and we have received from the non-U.S. holder the statement described above in the fifth bullet point under “—Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of notes within the United States or conducted through certain U.S.-related financial intermediaries, unless a non-U.S. holder certifies under penalties of perjury that the holder is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person as defined under the Code), or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (or FATCA), enacted in 2010, generally imposes a 30% U.S. federal withholding tax on certain types of payments, such as U.S.-source interest income on debt obligations and the gross proceeds from the disposition of debt obligations that can give rise to U.S.-source interest income, paid after specified dates to “foreign financial institutions” (whether as a beneficial owner or an intermediary) and certain other non-financial foreign entities unless the entity meets certain requirements or is otherwise exempt. Under final U.S. Treasury Regulations issued on January 17, 2013 and IRS Notice 2013-43 released on July 12, 2013, this legislation will generally not apply to debt obligations outstanding on July 1, 2014, unless the debt obligation undergoes a significant modification (within the meaning of the U.S. Treasury Regulations) on or after that date. Accordingly, this legislation will not apply to the notes unless the notes are significantly modified (within the meaning of the U.S. Treasury Regulations) on or after July 1, 2014.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

Certain ERISA Considerations

The following is a summary of certain considerations associated with the purchase and holding of the notes by or with the assets of an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), an individual retirement account or other plan subject to Section 4975 of the Code or an employee benefit plan sponsored by a state or local government or otherwise subject to laws that include restrictions substantially similar to ERISA and Section 4975 of the Code (“similar laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of any such plan, account or arrangement (each, a “Plan”).

In considering an investment in the notes by a Plan, a fiduciary of a Plan should consider whether the acquisition and holding of a note is consistent with the constituent documents of the Plan and consistent with its fiduciary duties under ERISA or applicable similar law. For Plans subject to ERISA or Section 4975 of the Code, such fiduciary duties include the avoidance of non-exempt prohibited transactions. The prohibited transaction provisions of ERISA and the Code prohibit Plans subject to those provisions from engaging in specified transactions with persons who are “parties in interest” or “disqualified persons” unless an exemption is available. The acquisition and/or holding of notes by a Plan subject to the prohibited transaction provisions of ERISA or the Code with respect to which we or the market maker is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction unless the notes are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Representation

Accordingly, by acceptance of the note, such fiduciary, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, will be deemed to have represented by its acquisition and holding of a note that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

Such purchaser or transferee should consult legal counsel in considering an acquisition of the notes, including as to the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such transactions, and whether an exemption would be applicable to the acquisition and holding of the notes. Nothing herein shall be construed as a representation that an investment in the notes is appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by a Plan.

Plan of Distribution

This prospectus is to be used by Goldman, Sachs & Co. and its affiliates in connection with offers and sales of the notes (and any PIK Interest) in market-making transactions effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

As of July 31, 2013, entities affiliated with Goldman, Sachs & Co. beneficially owned approximately 49.4% of our common stock. Pursuant to our shareholders agreement, such entities have a right to designate a specified number of individuals to serve on our Board of Directors. Leo F. Mullin, one of TransUnion Holding’s directors, is a senior advisor, on a part-time basis, to the Principal Investment Area of Goldman, Sachs & Co. (“GS PIA”), including board service on companies in which GS PIA has invested. Sumit Rajpal, also one of TransUnion Holding’s directors, is a managing director of Goldman, Sachs & Co. Goldman, Sachs & Co. acted as an initial purchaser in connection with the original issuance and sale of the 9.625% notes on March 12, 2012, and the original issuance and sale of the 8.125% notes on November 1, 2012, and received customary fees. In addition, Goldman

Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., is a lender under our senior secured credit facilities. Goldman, Sachs & Co. or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for us and our affiliates in the ordinary course of business; and for which they have and/or will receive customary fees and expenses. Goldman, Sachs & Co. and its affiliates may currently own, and may from time to time trade, the notes for their own account in connection with their principal activities. Such sales may be made pursuant to this prospectus or otherwise pursuant to an applicable exemption from registration. Additionally, in the future Goldman, Sachs & Co. and its affiliates may, from time to time, own notes as a result of their market-making activities.

We have been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, Goldman, Sachs & Co. is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will be sustained.

Goldman, Sachs & Co. has informed us that they do not intend to confirm sales of the securities to any accounts over which they exercise discretionary authority without the prior specific written approval of such transactions by the customer.

Pursuant to registration rights agreements entered into between us and Goldman, Sachs & Co., we have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Validity of the Securities

Wilmer Cutler Pickering Hale and Dorr LLP, Washington, DC, will pass on the validity of the securities offered hereby.

Experts

The consolidated financial statements of TransUnion Holding Company, Inc. at December 31, 2012, and for the period from inception (February 15, 2012) through December 31, 2012, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TransUnion Corp at December 31, 2012, and for the period from May 1, 2012 to December 31, 2012 (Successor) and the period from January 1, 2012 to April 30, 2012 (Predecessor) and at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Trans Union de México, S.A. at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, incorporated by reference in this Prospectus and Registration Statement have been audited by Mancera, S.C., a member practice of Ernst & Young Global, independent registered public accounting firm in Mexico, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Credit Information Bureau (India) Limited as of and for the year ended March 31, 2013, incorporated in this Prospectus by reference from TransUnion Holding Company, Inc.’s Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2012, have been audited by Deloitte Haskins & Sells, independent auditors, as stated in their report dated June 11, 2013, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Incorporation of Certain Documents by Reference

Some of the information that you may want to consider in deciding whether to invest in the notes is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference the documents listed below (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K, as amended by the Annual Reports on Form 10-K/A, for the fiscal year ended December 31, 2012;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013; and

•	Current Reports on Form 8-K filed March 7, 2013, March 29, 2013, May 16, 2013, and August 15, 2013.

We will provide to each person to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:

TransUnion Holding Company, Inc.

555 West Adams Street

Chicago, Illinois 60661

(312) 985-2860

Attention: Investor Relations

You may also view and print these documents on the “Investor Relations” portion of our website located at www.transunion.com.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

The Indentures governing the notes provide that, whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will furnish to the trustee and holders of the notes and file with the SEC the annual reports and such information, documents and other reports as are specified in Sections 13 or 15(d) and applicable to a U.S. corporation subject to such Sections. Provision of this information is subject to certain qualifications. See “Description of the Notes—Reports and Other Information.”

TransUnion Holding Company, Inc.

9.625%/10.375% Senior PIK Toggle Notes due 2018

8.125%/8.875% Senior PIK Toggle Notes due 2018

PROSPECTUS

September 4, 2013